# SCHEDULE 14A
## (Rule 14a-101)
### INFORMATION REQUIRED IN PROXY STATEMENT
### SCHEDULE 14A INFORMATION
**Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934**

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☐ Preliminary Proxy Statement

☐ **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**

☒ Definitive Proxy Statement

☐ Definitive Additional Materials

☐ Soliciting Material Pursuant to §240.14a-12

## SANDERS MORRIS HARRIS GROUP INC.

(Name of Registrant as Specified In Its Charter)

**not applicable**

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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    (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

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☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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600 Travis, Suite 3000, Houston, Texas 77002—713-993-4610



# SANDERS MORRIS HARRIS GROUP

ROBERT E. GARRISON II
President and
Chief Executive Officer

April 30, 2002

Dear Shareholder,

On behalf of our entire Board of Directors, I cordially invite you to attend Sanders Morris Harris Group's annual meeting of shareholders on Thursday, May 30, 2002. At the meeting among other things, we will review our performance for 2001 and our expectations for the future.

A notice of the meeting and proxy statement follow. You will also find enclosed your proxy voting card and the 2001 Annual Report. Your vote is important. Please take a moment now to complete, sign and date the enclosed proxy voting card and return it in the postage-paid envelope we have provided.

I look forward to seeing you on May 30 and addressing your questions and comments.

Sincerely,

Robert E. Garrison II



# Sanders Morris Harris Group

April 30, 2002

## Notice of the 2002
## Annual Meeting of Shareholders

The annual meeting of shareholders of Sanders Morris Harris Group Inc. will be held on Thursday, May 30, 2002, at 10:00 a.m., at the Chase Center Auditorium, 601 Travis, Houston, Texas 77002, to consider and take action on the following matters:

1. Election of 11 directors;

2. An amendment to our 1998 Incentive Plan to (1) increase the number of shares of our common stock available for Incentive Awards (as defined in the plan) under the plan from the greater of 1,100,000 shares or 15% of the total number of shares of our common stock from time to time outstanding to the greater of 4,000,000 shares or 25% of the total number of shares of our common stock from time to time outstanding, (2) increase the maximum number of shares of our common stock available for Incentive Stock Options (as defined in the plan) from 1,100,000 to 4,000,000, and (3) increase the maximum aggregate number of shares of our common stock that may be granted or that may vest, as applicable, in any calendar year pursuant to any Incentive Award held by any individual Covered Employee (as defined in the plan) from 1,100,000 to 4,000,000; and

3. Transaction of any other business properly raised at the meeting.

**Your Board of Directors recommends a vote “FOR” each of the nominees and “FOR” the amendment to the 1998 Incentive Plan.**

Sincerely,

Pamela S. Caloway

Pamela S. Caloway
Secretary

# SANDERS MORRIS HARRIS GROUP INC.

**600 Travis, Suite 3000**
**Houston, Texas 77002**

---

## PROXY STATEMENT

---

### ■ ANNUAL MEETING INFORMATION

This proxy statement contains information related to the annual meeting of shareholders of Sanders Morris Harris Group Inc. to be held on Thursday, May 30, 2002, beginning at 10 a.m., at the Chase Center Auditorium, 601 Travis, Houston, Texas, 77002 and at any postponements or adjournments of the meeting. The proxy statement was prepared under the direction of our Board of Directors to solicit your proxy for use at the annual meeting. It is being mailed to shareholders on or about May 2, 2002.

#### Who is entitled to vote?

Shareholders owning our common stock on April 1, 2002 (the "Record Date") are entitled to vote at the annual meeting or at any postponement or adjournment of the meeting.

Each shareholder has one vote per share on all matters to be voted on. On the Record Date there were 16,567,647 common shares outstanding.

#### What am I voting on?

You will be asked to elect nominees to serve on the Board of Directors, to vote to approve the amendment to our 1998 Incentive Plan and to vote on any other matters properly raised at the meeting. The Board of Directors is not aware of any other matters to be presented for action at the meeting. If any other matters requiring a vote of the shareholders arise, your signed proxy card gives authority to Robert E. Garrison II, our President and Chief Executive Officer, and Titus H. Harris, Jr., our Chairman of the Board, to vote on such matters at their discretion.

#### How does the Board of Directors recommend I vote on the proposals?

The Board of Directors recommends a vote **FOR** each of the nominees and a vote **FOR** the amendment to our 1998 Incentive Plan.

#### How do I vote?

Sign and date each proxy card you receive and return it in the prepaid envelope. If you sign your proxy card, but do not mark your choices, your proxy holders, Mr. Garrison and Mr. Harris, will vote for the persons nominated for election as directors and for the amendment to our 1998 Incentive Plan. You can revoke your proxy at any time before it is exercised.

To do so, you must either:

- give written notice of revocation to our Corporate Secretary, Sanders Morris Harris Group Inc., 600 Travis, Suite 3000, Houston, Texas 77002;

- submit another properly signed proxy card with a more recent date; or

- vote in person at the meeting.

### *What is a quorum?*

A "quorum" is the presence at the meeting, in person or by proxy, of the holders of a majority of the outstanding shares. There must be a quorum for the meeting to be held. Abstentions are counted in determining the presence or absence of a quorum, but under Texas law are not considered a vote. Shares held by brokers in street name and for which the beneficial owners have withheld from brokers the discretion to vote are called "broker non-votes." They are not counted to determine if a quorum is present and under Texas law are not considered a vote. Broker non-votes will not affect the outcome of a vote on election of directors.

### *What vote is required to approve each proposal?*

The director nominees will be elected by a plurality of the votes cast at the meeting. All other matters to be considered at the meeting require the affirmative vote of a majority of the votes cast.

### *Who will count the vote?*

A representative of Sanders Morris Harris Group Inc. will tabulate the votes cast by proxy or in person at the meeting.

### *What are the deadlines for shareholder proposals for next year's annual meeting?*

You may submit proposals on matters appropriate for shareholder action at future annual meetings by following the rules of the Securities and Exchange Commission. We must receive proposals intended for inclusion in next year's proxy statement and proxy card no later than December 31, 2002. If we do not receive notice of any matter that a shareholder wishes to raise at the annual meeting in 2003 by March 18, 2003 and a matter is raised at that meeting, the proxy holders for next year's meeting will have discretionary authority to vote on the matter. All proposals and notifications should be addressed to our Corporate Secretary.

### *How much did this proxy solicitation cost?*

We have not engaged anyone to solicit proxies on our behalf. We will, however, reimburse banks, brokerage firms and other institutions, nominees, custodians and fiduciaries for their reasonable expenses for sending proxy materials to beneficial owners and obtaining their voting instructions. Certain of our and our subsidiaries' directors, officers and regular employees may solicit proxies personally or by telephone or facsimile without additional compensation.

# ELECTION OF DIRECTORS

## ■ NOMINEES

On April 23, 2002 the Board of Directors increased the number of directors constituting the full Board from ten to eleven with the newly created vacancy to be filled by election at our annual meeting. All eleven directors will be elected at the annual meeting. Directors will serve until our next annual meeting or until their earlier resignation or removal. If any nominee is not available for election, proxies will be voted for another person nominated by the Board of Directors or the size of the Board will be reduced.

Eight of the ten current members of the Board of Directors and three new nominees are standing for election this year.

**The Board of Directors recommends a vote FOR all eleven nominees to our Board of Directors.**

The nominees are as follows:

---

### GEORGE L. BALL
*Director since February 2000*
*Age 63*

---

Mr. Ball was appointed to the Board of Directors on February 1, 2000 as part of the Sanders transaction. At the time of the Sanders transaction he served as Chairman of the Board and a director of Sanders Morris Mundy Inc. Mr. Ball also serves as Chairman of the Board and a director of Sanders Morris Harris Inc. ("SMH") and as a director of Pinnacle Management & Trust Company ("PMT"), SMH Capital, SMH Capital Advisors, Inc. ("SMCA") and Kissinger Financial Services, Inc. ("Kissinger"). He served as a director of Sanders Morris Mundy Inc. since May 1992, and was its non-executive Chairman of the Board from May 1992 to July 1997. From September 1992 to January 1994, Mr. Ball was a Senior Executive Vice President of Smith Barney Shearson Inc.

From September 1991 to September 1992, he was a consultant to J. & W. Seligman & Co. Incorporated. In 1982, Mr. Ball was elected President and Chief Executive Officer of Prudential-Bache Securities, Inc., and in 1986 was elected Chairman of the Board, serving in those positions until his resignation in 1991. He also served as a member of the Executive Office of Prudential Insurance Company of America from 1982 to 1991. Before joining Prudential, Mr. Ball served as President of E.F. Hutton group, Inc. Mr. Ball is a former governor of the American Stock Exchange and the Chicago Board Options Exchange, and served on the Executive Committee of the Securities Industries Association.

---

### DONALD R. CAMPBELL
*Director since September 1998*
*Age 61*

---

Mr. Campbell has served as one of our directors since September 1998, and served as our Vice Chairman from January 1999 to January 2000. He is also a director of SMH and SMH Capital. Mr. Campbell was President and Chief Operating Officer of TEI, Inc. from December 1991 to September 2000, a director of

TEI from September 1990 to September 2000, and its Chief Executive Officer from April 1994 to September 2000. He was Executive Vice President of Finance and Chief Financial Officer of TEI from September 1990 to December 1991, and was Treasurer of TEI from October 1990 to December 1991.

## DAN L. DUNCAN
*New Nominee for Director*
*Age 68*

Dan L. Duncan has been Chairman of the Board and a director of Enterprise Products GP, LLC, the general partner of Enterprise Products Partners L.P., a New York Stock Exchange listed master limited partnership, since April 1998. Enterprise Products GP, LLC is also the general partner of Enterprise Products Operating L.P., the operating limited partnership of Enterprise Products Partners L.P., which provides a wide range of midstream energy services along the central and western Gulf Coast. From 1979 to April of 1998, Mr. Duncan served as Chairman of the Board of Enterprise Products Company, the predecessor to Enterprise Products Partners L.P.

## ROBERT E. GARRISON II
*Director since January 1999*
*Age 60*

Mr. Garrison has served as our President, Chief Executive Officer and as one of our directors since January 1999. He also serves as a director of SMH. Mr. Garrison co-founded Harris Webb & Garrison, Inc. ("HWG") and until January 1999 served as its Executive Vice President and head of investment banking. Until January 1999, he also served as Chairman and Chief Executive Officer of PMT, which he co-founded in 1994, and still serves as a director. Mr. Garrison also serves as Chairman and a director of SMH Capital and a director of SMCA and Kissinger. From 1990 to 1991, Mr. Garrison served as President and Chief Executive Officer of Medical Center Bank & Trust Company. Before then, he served as managing partner of Lovett Mitchell Webb & Garrison (a division of Kemper Securities Group, Inc.) from 1983 to 1989 and Director of Research for Underwood Neuhaus and Co. from 1971 to 1982. Mr. Garrison serves on the Board of Directors Stock Option Committee of TeraForce Technology Corporation, a public telecommunications equipment company, on the Board of Directors Compensation Committee of FirstCity Financial Corporation, a public financial services company, and as a director of First Capital Bankers, Inc. and Somerset House Publishing. He also serves on the Board of Directors Finance Committee of the Memorial Hermann Hospital Systems and is Chairman of the Board of Directors of BioCyte Therapeutics. He has over 35 years experience in the securities industry and is a Chartered Financial Analyst.

## TITUS H. HARRIS, JR.
*Director since January 1999*
*Age 71*

Mr. Harris has served as our Chairman since January 1999. Mr. Harris co-founded HWG in February 1994 prior to its combination with the Sanders firm in January 2000, and now serves as one of SMH's Executive Vice Presidents and a director, as well as a director of PMT. From September 1991 to February 1994, he served as a Registered Representative at S.G. Cowen & Company, the former correspondent broker of HWG. Before then, Mr. Harris served as Senior Vice President of Lovett Underwood Neuhaus & Webb, (a division of Kemper Securities Group, Inc.) from January 1983 to August 1991, and as Regional Sales Manager for the Houston office of E.F. Hutton and Co., Inc. from January 1978 to December 1982. Mr. Harris has over 40 years experience in the securities industry.

### BEN T. MORRIS
*Director since February 2000*
*Age 56*

Mr. Morris was appointed to the Board of Directors on February 1, 2000 as part of the Sanders transaction. He co-founded Sanders Morris Mundy Inc. in 1987 and served as its President and Chief Executive Officer and as a director at the time of its combination with Harris Webb & Garrison, Inc. Since the Sanders transaction, Mr. Morris has served as President, Chief Executive Officer and a director of SMH and as a director of PMT and SMH Capital. Mr. Morris served as the Chief Operating Officer of Tatham Corporation from 1980 to 1984. Before then, he served in a number of executive positions with Mid-American Oil and Gas, Inc. and predecessor companies from 1973 to 1980, and was its President from 1979 to 1980. From 1967 to 1973, Mr. Morris was employed by what is now PricewaterhouseCoopers LLP, last serving as audit manager. He is a director of Capital Title Group, Inc., a public title agency and escrow services company, and American Equity Investment Life Holding Company, a public life insurance company. Mr. Morris is a certified public accountant.

### NOLAN RYAN
*New Nominee for Director*
*Age 55*

Mr. Ryan has been the Chairman of the Board and majority owner of The Express Bank, a Texas bank with branches in Alvin and Danbury, Texas, since June 1990. He has been the principal owner of the Round Rock Express Baseball Club, the Houston Astros' double-A affiliate, since the team was purchased as the Jackson Generals in May 1998 and formed into the Round Rock Express in January 1999. In 1995, Mr. Ryan was appointed by Texas Governor George W. Bush to a six-year term as a Texas Parks and Wildlife Commissioner. Mr. Ryan was a Major League Baseball pitcher from 1968 to 1994 and was inducted into the National Baseball Hall of Fame in July of 1999. Mr. Ryan currently serves on the board or advisory council for several not-for-profit and charitable organizations.

### DON A. SANDERS
*Director since February 2000*
*Age 65*

Mr. Sanders was appointed to the Board of Directors on February 1, 2000 as part of the Sanders transaction. At the time of the Sanders transaction, he served as Chairman of the Executive Committee and as a director of Sanders Morris Mundy Inc., which he co-founded in 1987. Mr. Sanders serves on the boards of several Houston-based community organizations. Since the Sanders transaction, he has served as our Vice-Chairman and as one of our directors and as a director of SMH. From 1987 to 1996, Mr. Sanders was President of Sanders Morris Mundy. Before joining Sanders Morris Mundy, he was employed by E.F. Hutton & Co., Inc. where he served from 1959 in various capacities, including as an Executive Vice President of E.F. Hutton from 1982 to 1987 and as a member of its board of directors from 1983 to 1987. Mr. Sanders has over 40 years of experience in the securities industry.

### JOHN H. STYLES
*Director Since June 1999*
*Age 66*

Mr. Styles has served as one of our directors since June 1999. He has been the Chairman, President and Chief Executive Officer of HEALTHPLUS Corporation since 1995. Mr. Styles served in the same capacities for Mid-America Healthcare Group from 1984 until its sale in 1995 and for Outpatient Healthcare, Inc. from 1985 until its sale in 1992. He is also a private venture capitalist, focusing on the healthcare and other growth industries.

### W. BLAIR WALTRIP
*Director since January 1999*
*Age 47*

Mr. Waltrip has served as one of our directors since January 1999 and as a director of TEI since July 1988. He is also a director of Service Corporation International, a public funeral and cemetery company, and was employed in various capacities by that company from 1977 until January 2000, last serving as an Executive Vice President for more than five years.

### DAN S. WILFORD
*New Nominee for Director*
*Age 61*

Mr. Wilford has been a director of Healthcare Realty Trust Incorporated, a New York Stock Exchange real estate investment trust primarily concentrating on real estate properties and mortgages associated with the delivery of healthcare services, since February 2002. Mr. Wilford has served as President and Chief Executive Officer of Memorial Hermann Healthcare System since 1984. The Memorial Hermann Healthcare System is the largest not-for-profit healthcare system in the Houston, Texas area consisting of twelve hospitals, including a children's hospital, two long-term nursing facilities and a retirement community.

## ■ DIRECTORS NOT STANDING FOR REELECTION

The following two directors are not standing for reelection.

### PETER W. BADGER
*Director since January 1999*
*Age 55*

Mr. Badger has served as one of our directors since January 1999. He also serves as President of the Fixed Income Division of SMH. He served as President, Chairman and a director of Spires Financial, L.P. from its inception in January 1995 until its operations were discontinued in June 2000. Mr. Badger is a director of PMT and SMH. From April 1976 to July 1994, he served as a securities broker and Executive Vice President of Westcap Corporation. Mr. Badger is an advisory director of the Derivatives Risk Management Service, an enterprise-wide risk management publication of the A.S. Pratt Companies. He has over 25 years experience in the institutional securities market.

### RICHARD C. WEBB
*Director since January 1999*
*Age 68*

Mr. Webb has served as one of our directors since January 1999. Mr. Webb co-founded HWG prior to its combination with the Sanders firm in February 2000, and now serves as SMH's Vice Chairman, as well as a director of PMT. From 1991 to 1994, he was Regional Partner of S.G. Cowen & Company, the former correspondent broker of HWG. Before then, Mr. Webb served in various capacities with Lovett Mitchell Webb & Garrison (a division of the Kemper Securities Group, Inc.) which he co-founded in 1981. He is also a director of Kent Electronics, Inc., a public electronic distribution company, Kirby Corporation, a public marine transportation company and Q Services. Mr. Webb has served on the boards of several Houston-based community organizations, including a science museum and education and hospital groups. He has over 40 years experience in the securities industry.

## ■ NON-DIRECTOR EXECUTIVE OFFICERS

### RICK BERRY
*Chief Financial Officer*
*Age 48*

Mr. Berry has served as our Chief Financial Officer since February 2001 and as our Principal Financial Officer since June 2000. Since the Cummer/Moyers transaction in October of 2000, he has served as Vice-President and Secretary of SMCA. Since the Kissinger transaction in April of 2001, Mr. Berry has served as Vice-President and Secretary of Kissinger. From March 1999 to April 2000, Mr. Berry served as Executive Vice President, Chief Financial Officer, Secretary and a director of Petrocon Engineering, Inc. From April 1998 to March 1999, Mr. Berry was Executive Vice President and Chief Financial Officer of OEI International, Inc. Mr. Berry was Secretary of TEI, Inc. from January 1997 to April 1998, and the Executive Vice President, Chief Financial Officer and Treasurer of TEI from December 1991 to April 1998. Mr. Berry is a certified public accountant.

### STEPHEN M. RECKLING
*Chairman and Chief Executive Officer of PMT*
*Age 39*

Mr. Reckling has served as Chairman and Chief Executive Officer of PMT since January 1999 and served as one of our directors from January 1999 to November 2000. He is one of the founders of PMT and is one of its directors. Since June 1994, he has served in various executive capacities at PMT, including Executive Vice President and Chief Investment Officer and as a director. Mr. Reckling has over 15 years of investment management experience.

## ■ BOARD COMMITTEES AND MEETING ATTENDANCE

The Board of Directors has four committees, the Executive, Audit, Nominating and Compensation Committees. The committees report their actions to the full Board of Directors at its next regular meeting following a committee meeting. The following table shows the current membership of the four committees. A brief description of the current duties of each committee follows the table below.

**Committee Membership and Meetings Held**

| Name | Executive | Audit | Nominating | Compensation |
|------|-----------|-------|------------|--------------|
| Mr. Badger | | | | |
| Mr. Ball | | | X | |
| Mr. Campbell | | X[1] | | |
| Mr. Garrison | X | | | |
| Mr. Harris | | | | |
| Mr. Morris | X | | | |
| Mr. Sanders | | | | |
| Mr. Styles | | X | X | X |
| Mr. Waltrip | X | X | X | X |
| Mr. Webb | | | | |
| No. of Meetings in 2001[2] | 1 | 4 | 1 | 1 |

X    Member

(1)  Mr. Campbell joined the Audit Committee in March 2001.

(2)  Each director attended at least 75% of the aggregate of all meetings of the Board of Directors and committees of the Board to which he belonged.

*Executive Committee*

- Has full power of the Board between meetings of the Board, with specified limitations relating to major corporate matters.

### Audit Committee

- Reviews the financial reports and other financial information provided by Sanders Morris Harris Group to any governmental body or the public.

- Reviews Sanders Morris Harris Group's system of internal controls regarding finance, accounting, legal compliance and ethics that management and the Board have established; and Sanders Morris

Harris Group's auditing, accounting and financial reporting processes generally.

- Reviews the audit efforts of Sanders Morris Harris Group's independent auditors.

- Provides an open avenue of communication among the independent auditors, financial and senior management, and the Board.

### Nominating Committee

- Makes recommendations to the Board of Directors regarding nominees for election as directors, the structure, size and composition of the Board, compensation of Board members and organization and responsibility of board committees.

- Reviews general responsibilities and functions of the Board of Directors, the balance of expertise among Board members, and Sanders Morris Harris Group's overall organizational health, particularly plans for management succession and development.

Any shareholder who wishes to recommend a prospective Board nominee should deliver written notice containing the information required by our bylaws to Pamela S. Caloway, Corporate Secretary, 600 Travis, Suite 3000, Houston, Texas 77002. To be timely filed, we must receive the notice not less than 60 days nor more that 180 days prior to the first anniversary of our preceding year's annual meeting.

### Compensation Committee

- Reviews and recommends the compensation for executive officers and key employees.

- Recommends the granting of stock options and other incentive awards, including the number of shares subject to, and the exercise price of, each stock

option and the terms and conditions of other incentive awards granted under our incentive plans.

- Reviews personnel compensation policies, benefit programs, and any major changes to such policies and programs, and administers them.

## ■ COMPENSATION OF DIRECTORS

Currently, our non-employee directors receive $1,500 for each meeting of the Board of Directors attended and $1,000 for each Executive Committee meeting attended. Each non-employee director receives $750 for any other committee meeting attended. Our employee directors are not compensated for their service on the Board of Directors.

# ■ REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

## Role of the Committee

Our Compensation Committee is comprised solely of outside directors whose role is to recommend to the Board of Directors the compensation to be paid to our executive officers and key employees. In addition, the committee is generally responsible for administering executive compensation plans, incentive plans, and other forms of direct or indirect compensation of officers and key employees.

## Executive Compensation Program

The Compensation Committee, composed entirely of non-employee directors, establishes our compensation philosophy on behalf of the Board of Directors, determines the compensation of our Chief Executive Officer, and approves the compensation of our executive officers.

The three components of executive officer compensation are base salary, bonuses and long-term incentive compensation.

- ### Base Salary

Base salary for senior executives (including the Chief Executive Officer) is intended to be competitive with that paid in comparably situated industries, with a reasonable degree of financial security and flexibility afforded to those individuals who are regarded by the Board of Directors as acceptably discharging the levels and types of responsibility implicit in the various senior executive positions. In the course of considering annual executive salary increases, appropriate consideration is given to the credentials, age and experience of the individual senior executives, as viewed in the compensation committee's collective best judgment, which necessarily involves subjective as well as objective elements. Should the committee be persuaded that an executive has not met expectations for a protracted period, a recommendation to the Board of Directors that the executive be terminated would be a more likely eventuality than a reduction in his base compensation.

- ### Bonuses

For 2001, we awarded bonuses to Robert E. Garrison II, Don A. Sanders, Stephen M. Reckling, George L. Ball and Ben T. Morris. Similar to prior years, Mr. Reckling's bonus was tied to a percentage of earnings before taxes achieved at PMT and his business development efforts. The bonuses for Messrs. Garrison, Sanders, Ball and Morris were based on comparisons of executive compensation for peer companies similar to our size.

- ### Long-Term Incentive Compensation

We made no additional long-term incentive compensation grants during 2001.

## Chief Executive Officer Compensation

For 2001, the Compensation Committee established Mr. Garrison's base salary at $225,000, a level which it believes is appropriate based on comparisons with financial services firms of similar size to Sanders Morris Harris Group Inc. Mr. Garrison received a bonus of $100,000, $25,000 of which was deferred to purchase restricted common stock, and no long-term incentive compensation for 2001.

**Deductibility of Executive Compensation**

Section 162(m) of the Internal Revenue Code establishes a limit on corporate income tax deductions of $1 million per year paid to any executive officer. In designing compensation plans to meet the executive compensation objectives described above, we reserve the right to establish plans which may result in our inability to deduct compensation under Section 162(m).

**Summary**

The Compensation Committee believes our executive compensation policies and programs effectively serve the interests of Sanders Morris Harris Group and our shareholders. The various compensation vehicles offered are appropriately balanced to provide increased motivation for executives to contribute to our overall future success, thereby enhancing Sanders Morris Harris Group's value for our shareholders' benefit.

The Compensation Committee will continue to monitor the effectiveness of our total compensation programs to meet Sanders Morris Harris Group's current needs. For 2002, we will reevaluate compensation of executive officers to ensure that it is consistent with a compensation philosophy designed to reward outstanding individual performance and align officers' compensation to the performance of Sanders Morris Harris Group, our individual business units, and our stock price.

*John H. Styles*
*W. Blair Waltrip*

***Compensation Committee Interlocks and Insider Participation***

Messrs. Styles and Waltrip, each of whom are outside directors, served on the Compensation Committee in 2001. No director or executive officer of Sanders Morris Harris Group Inc. serves on the compensation committee or the board of directors of any company for which Messrs. Styles or Waltrip serve as executive officers or directors.

# ▮ CORPORATE PERFORMANCE

The line graph below shows a two year comparison of the cumulative total shareholder return on TEI's common stock as compared to the cumulative total return of the S&P 500 Index and a selected group of peer companies for fiscal years 1997 and 1998. TEI was our predecessor issuer and was in the business of industrial wastewater and waste oil treatment and recycling. The performance graph reflects these operations only, which operations were discontinued by us effective December 31, 1998.

**TOTAL SHAREHOLDER RETURN**



|  | Base Period Dec 96 | Dec 97 | Dec 98 |
|---|---|---|---|
| TEI, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 100 | 79.69 | 84.46 |
| S & P 500 Index . . . . . . . . . . . . . . . . . . . . . . . . . | 100 | 131.01 | 165.93 |
| Peer Group[1] . . . . . . . . . . . . . . . . . . . . . . . . . . | 100 | 103.49 | 64.62 |

(1) The peer group represented for the periods from December 1996 to December 1998 was composed of American Ecology Corp., American Waste Services, Clean Harbors, Inc., Matrix Service Company, Omega Environmental, Inc. and Serv-Tech, Inc. which are or were in businesses similar to TEI's discontinued operations.

Since discontinuing TEI's liquid waste and recycling business in December 1998 and completing the combination with the three financial services firms in January 1999, we have focused our business on financial services. The line graph below shows a comparison of the cumulative total shareholder return on our common stock as compared to the cumulative total return of the S&P 500 Index and the Nasdaq Financial Stocks Index for the period from January 29, 1999 to the end of last fiscal year.

**TOTAL SHAREHOLDER RETURN**



|  | Base Period 01/29/99 | Dec 99 | Dec 00 | Dec 01 |
|---|---|---|---|---|
| Sanders Morris Harris Group . . . . . . . . . . . . . . . . . . . . . . . . . . . | 100 | 47.76 | 50.75 | 60.90 |
| S & P 500 Index . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 100 | 116.11 | 105.77 | 93.29 |
| Nasdaq Financial Stocks Index[1] . . . . . . . . . . . . . . . . . . . . . . | 100 | 99.46 | 107.42 | 118.17 |

(1) The Nasdaq Financial Stocks Index is composed of all Nasdaq companies with two-digit Standard Industrial Classification codes in the range 60 through 67.

## ■ COMPENSATION OF EXECUTIVE OFFICERS

### *Summary of Executive Compensation*

The following table shows, for our fiscal years indicated, the annual compensation paid to or earned by our Chief Executive Officer and the other four most highly compensated executive officers (the ''Named Officers'') in all capacities in which they served.

### Summary Compensation Table

| Name and Principal Position | Year | Annual Compensation | | | Long-Term Compensation Awards | |
|---|---|---|---|---|---|---|
| | | Salary ($) | Bonus ($) | Other ($) | Restricted Stock Award(s) ($) | Securities Underlying Options (#) |
| Robert E. Garrison II, .......................... | 2001 | 225,000 | 75,000 | — | 25,500(5) | — |
| *President and* | 2000 | 225,000 | — | — | — | — |
| *Chief Executive Officer* | 1999 | 223,248 | — | — | — | 40,000 |
| Don A. Sanders, ............................... | 2001 | 224,740 | — | — | 661,319(6) | — |
| *Vice-Chairman* | 2000 | 412,500(1) | — | 75,200(2) | — | 30,000 |
| Stephen M. Reckling, .......................... | 2001 | 220,000 | 113,258(3) | — | — | — |
| *Chairman and Chief* | 2000 | 206,800 | 138,829(3) | — | — | — |
| *Executive Officer of PMT* | 1999 | 168,240 | 63,000(4) | — | — | 38,000 |
| George L. Ball, ............................... | 2001 | 200,000 | 75,000 | — | 25,500(7) | — |
| *Chairman of SMH* | 2000 | 183,333(1) | — | — | — | 25,000 |
| Ben T. Morris, ............................... | | | | | | |
| *President and Chief* | 2001 | 200,000 | 75,000 | — | 25,500(8) | — |
| *Executive Officer of SMH* | 2000 | 183,333(1) | — | — | — | 25,000 |

(1) Joined SMHG as part of the Sanders transaction on January 31, 2000. Indicated salary reflects that paid for eleven months of 2000.

(2) Represents Mr. Sanders' share of profits earned from the exercise and subsequent sale of warrants held as investments by SMH.

(3) Represents cash bonus paid with respect to the fiscal year pretax earnings of PMT and business development efforts.

(4) Represents cash bonus paid with respect to the fiscal year pretax earnings of PMT.

(5) Represents 5,000 shares of restricted stock the value of which would have been $25,500 at the end of fiscal year 2001. Any dividends paid on our common stock will also be paid on the restricted stock. The shares of restricted stock vest 50% on February 25, 2003, 25% on February 25, 2004 and 25% on February 25, 2005.

(6) Represents 120,957 shares of restricted stock the value of which would have been $616,973 at the end of fiscal year 2001. The grants of such restricted stock were in lieu of bonus and salary in the amount of $415,259. Any dividends paid on our common stock will also be paid on the restricted stock. The shares of restricted stock vest according to the following schedule:

| No. of Shares | 50% Vest | 25% Vest | 25% Vest |
|---|---|---|---|
| 15,573 | 03/30/02 | 03/30/03 | 03/30/04 |
| 13,753 | 06/29/02 | 06/29/03 | 06/29/04 |
| 18,669 | 09/28/02 | 09/28/03 | 09/28/04 |
| 19,737 | 12/31/02 | 12/31/03 | 12/31/04 |
| 43,725 | 02/25/03 | 02/25/04 | 02/25/05 |
| 9,500 | 02/25/03 | 02/25/04 | 02/25/05 |

(7) Represents 5,000 shares of restricted stock the value of which would have been $25,500 at the end of fiscal year 2001. Any dividends paid on our common stock will also be paid on the restricted stock. The shares of restricted stock vest 50% on February 25, 2003, 25% on February 25, 2004 and 25% on February 25, 2005.

(8) Represents 5,000 shares of restricted stock the value of which would have been $25,500 at the end of fiscal year 2001. Any dividends paid on our common stock will also be paid on the restricted stock. The shares of restricted stock vest 50% on February 25, 2003, 25% on February 25, 2004 and 25% on February 25, 2005.

### Option/SAR Grants in Last Fiscal Year

The following table contains information concerning the grant of stock options under our 1998 Incentive Plan to the Named Officers during our last fiscal year. Of the Named Officers, only Mr. Garrison received an option grant during our last fiscal year.

| | Individual Grants | | | | Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term | |
| Name | Number of Securities Underlying Options Granted (#) | % of Total Options Granted to Employees in 2001 | Exercise Price ($) | Expiration Date | 5% ($) | 10% ($) |
|---|---|---|---|---|---|---|
| Robert E Garrison II .................. | 11,232(1) | 2.53 | 4.76 | 12/21/08 | 21,765 | 50,723 |
| | 38,162(2) | 8.59 | 5.10 | 12/31/08 | 79,232 | 184,645 |

(1) The options were granted pursuant to a transaction in which Mr. Garrison exchanged 11,232 shares of our common stock for the options and our cancellation of a promissory note. The options were immediately vested upon grant with an exercise price equal to the price of our common stock at market close on December 21, 2001, the date of grant.

(2) The options were granted pursuant to a transaction in which Mr. Garrison exchanged 38,162 shares of our common stock for the options and our cancellation of a promissory note. The options were immediately vested upon grant with an exercise price equal to the price of our common stock at market close on December 31, 2001, the date of grant.

### Aggregated Option Exercises in Last Fiscal Year and Fiscal Year Ended Option Values

None of the Named Officers exercised any options during the last fiscal year. The following table provides information about unexercised options held by the Named Officers as of the end of our last fiscal year.

| Name | Number of Securities Underlying Unexercised Options at Fiscal Year End (#) | | Value of Unexercised In-The-Money Options at Fiscal Year End ($) | |
| | Exercisable | Unexercisable | Exercisable | Unexercisable |
|---|---|---|---|---|
| Robert E. Garrison II ...................... | 79,394 | 10,000 | 18,069 | 4,750 |
| Don A. Sanders .......................... | 15,000 | 15,000 | 9,930 | 9,930 |
| Stephen M. Reckling ...................... | 84,275 | 9,500 | 13,538 | 4,513 |
| George L. Ball........................... | 12,500 | 12,500 | 8,275 | 8,275 |
| Ben T. Morris ........................... | 12,500 | 12,500 | 8,275 | 8,275 |

*Executive Employment Contracts*

We currently have no employment contracts in effect with any of our directors or executive officers.

## ■ SECURITIES OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table shows the number of shares of our common stock beneficially owned by each director, director nominee, executive officer and five percent shareholder, and by all directors and executive officers as a group. The table shows ownership at April 24, 2002.

Directors and executive officers as a group beneficially own approximately 41.9% of our outstanding common stock. For purposes of

reporting total beneficial ownership, shares of common stock which may be acquired through stock option exercises that have vested or will vest within 60 days following April 24, 2002 are included.

The information in this section is based on information required to be reported and filed with the Securities and Exchange Commission under Sections 13 and 16 of the Exchange Act.

| Name | Number of Common Shares Beneficially Owned | Percent of Class |
|---|---|---|
| Don A. Sanders(1)(2) ................................. | 2,275,089 | 13.7 |
| Ben T. Morris(1)(3) ................................. | 1,929,161 | 11.6 |
| George L. Ball(1)(4) ................................. | 1,225,188 | 7.4 |
| C/M Holdings, Inc.(5) ................................. 3417 Hulen Street, Fort Worth, Texas 76107 | 1,025,063 | 6.2 |
| Peter W. Badger(6) ................................. | 382,526 | 2.3 |
| Robert E. Garrison II(7) ................................. | 340,263 | 2.0 |
| W. Blair Waltrip(8) ................................. | 315,056 | 1.9 |
| Titus H. Harris, Jr.(9) ................................. | 201,385 | 1.2 |
| Richard C. Webb(10) ................................. | 131,576 | * |
| John H. Styles(11) ................................. | 125,059 | * |
| Stephen M. Reckling(12) ................................. | 84,275 | * |
| Donald R. Campbell(13) ................................. | 76,665 | * |
| Dan L. Duncan ................................. | 40,000 | * |
| Rick Berry(14) ................................. | 8,809 | * |
| Nolan Ryan ................................. | 0 | * |
| Dan S. Wilford ................................. | 0 | * |
| All directors and executive officers as a group (12 persons) ............. | 7,095,052 | 41.9 |

---

\*    Less than 1% of outstanding shares.
(1)  Has a principal business address of 600 Travis, Suite 3100, Houston, Texas 77002.

(2) Includes 22,500 shares issuable on exercise of stock options, 3,000 shares owned by Mr. Sanders' wife, 31,200 shares held by the John Drury Estate, of which he is the executor, and 135,233 shares of restricted stock.

(3) Includes 18,750 shares issuable on exercise of stock options, 703,973 shares owned by the Sanders 1998 Children's Trust, of which Mr. Morris is a co-trustee, and as to which Mr. Morris disclaims beneficial ownership, and 5,000 shares of restricted stock.

(4) Includes 18,750 shares issuable on exercise of stock options, 25,000 shares owned by Mr. Ball's wife and 5,000 shares of restricted stock.

(5) 850,000 of the indicated shares were denoted on a Schedule 13D filed by C/M Holdings, Inc. on October 11, 2000. Includes 1,000,000 shares owned by C/M Holdings, Inc. and 25,063 shares of restricted stock owned by Jeffrey A. Cummer. Jeffrey A. Cummer, President of SMH Capital Advisors, is a director and President of C/M Holdings, Inc. Dwayne A. Moyers, Vice President of SMH Capital Advisors, is a director, Vice President, Secretary and Treasurer of C/M Holdings, Inc.

(6) Includes 253,333 shares held by Spires Financial P.B., Inc., an entity 100% owned by Mr. Badger, 16,275 shares issuable on exercise of stock options and 33,349 shares of restricted stock.

(7) Includes 79,394 shares issuable on exercise of stock options and 5,000 shares of restricted stock.

(8) Includes 5,000 shares issuable on exercise of stock options and 255,806 shares owned by the William Blair Waltrip Trust, of which Mr. Waltrip is the trustee and beneficiary. Includes 26,250 shares owned by the Robert L. Waltrip 1992 Trust #1, of which Robert L. Waltrip, Jr., W. Blair Waltrip, and Holly Waltrip Benson are co-trustees. Includes 28,000 shares owned by the Waltrip 1987 Grandchildren's Trust for the benefit of the grandchildren of R. L. Waltrip, of which W. Blair Waltrip and Robert L. Waltrip are as co-trustees, and as to which W. Blair Waltrip disclaims beneficial ownership.

(9) Includes 26,532 shares issuable on exercise of stock options, 13,251 shares of restricted stock, and 8,000 shares owned by Mr. Harris' wife and as to which Mr. Harris disclaims beneficial ownership.

(10) Includes 15,300 shares issuable on exercise of stock options and 13,251 shares of restricted stock.

(11) Includes 16,232 shares issuable on exercise of stock options and 19,198 shares owned by Mr. Style's wife and as to which Mr. Styles disclaims beneficial ownership.

(12) Includes 84,275 shares issuable on exercise of stock options.

(13) Includes 57,500 shares issuable on exercise of stock options.

(14) Includes 7,500 shares issuable on exercise of stock options and 1,170 shares of restricted stock.

### *Section 16(a)—Beneficial Ownership Reporting Compliance*

Based on our records, we believe that during 2001 all our directors, officers and 10% or greater beneficial owners timely filed all required Section 16(a) reports, except for Rick Berry who was late filing his initial statement of beneficial ownership of securities and Messrs. Badger, Sanders and Harris were late filing their annual statement of changes in beneficial ownership for 2001.

## ■ CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Under our January 1999 combination agreement with TEI, TEI lent $162,500 to Mr. Garrison. All proceeds of this loan were used to exercise options to purchase 6,500 shares of PMT common stock. The loan bore interest at a variable rate which, based on figures available for December 2001, was 5.05%. The loan was secured by a pledge of all the shares of our common stock issued to Mr. Garrison in the combination transaction in exchange for his PMT common shares acquired on exercise of his options. The terms of the loan did not result from arm's length negotiation. While the interest rate on the loan may be considered below-market, the other provisions of the loan were on commercially reasonable terms.

In December 2001, Mr. Garrison exchanged 49,394 shares of our common stock for the full satisfaction of his loan and fully vested options to purchase 49,394 shares of our common stock. These shares are currently held as treasury stock.

Mr. Garrison serves as Chairman and a director of BioCyte Therapeutics, Inc., one of our indirect subsidiaries, and owns 1,332,670 shares, or approximately 17.5%, of its outstanding common shares. Through SMH Capital, we indirectly own 2,000,000 shares of BioCyte, or approximately 26.3% of its common stock. SMH Capital also holds a warrant for 160,000 BioCyte common shares. Additionally, we had outstanding receivables from BioCyte of $148,000 at December 31, 2001.

It is SMH's policy that certain of its directors, officers, and employees co-invest with its investment banking clients. Consequently, it is often the case that certain officers, directors, shareholders, and employees of SMH own securities of SMH's clients for whom SMH has placed or underwritten securities and/or with whom SMH has a financial advisory relationship, which in some cases may, individually or in the aggregate, exceed 1% of the outstanding securities of such clients.

On September 1, 2000, we entered into a Severance Agreement with Mr. Campbell providing for semimonthly payments of $2,193 beginning on September 15, 2000 and continuing through and including May 31, 2005. In addition, Mr. Campbell will be reimbursed for all reasonable out-of-pocket expenses incurred by him in connection with the performance of any further duties for us and may participate in our group health and life insurance benefits subject to certain limitations.

## PROPOSAL TO AMEND OUR 1998 INCENTIVE PLAN TO INCREASE THE NUMBER OF SHARES AVAILABLE FOR INCENTIVE AWARDS

### General

We are asking our shareholders to ratify an amendment to our 1998 Incentive Plan (the "Incentive Plan") to (1) increase the number of shares of our common stock available for Incentive Awards (as defined in the Incentive Plan) under the Incentive Plan from the greater of 1,100,000 shares or 15% of the total number of shares of our common stock from time to time outstanding to the greater of 4,000,000 shares or 25% of the total number of shares of our common stock from time to time outstanding, (2) increase the maximum number of shares of our common stock available for Incentive Stock Options (as defined in the Incentive Plan) from 1,100,000 to 4,000,000, and (3) increase the maximum aggregate number of shares of our common stock that may be granted or that may vest, as applicable, in any calendar year pursuant to any Incentive Award held by any individual Covered Employee (as defined in the Incentive Plan) from 1,100,000 to 4,000,000. The Board of Directors approved this amendment on April 23, 2002, subject to ratification by our shareholders.

At April 1, 2002, approximately 1,312,349 shares of common stock were subject to

outstanding options, 1,500 shares had been issued pursuant to exercised options, and 982,915 shares were subject to restricted stock grants under the Incentive Plan, and approximately 188,383 shares remained available for future issuance.

The objectives of the incentive plan are to attract and retain selected key employees, consultants and outside directors, encourage their commitment, motivate their performance, facilitate their obtaining ownership interests in us (aligning their personal interests to those of our shareholders) and enable them to share in our long-term growth and success.

The proposed share increase will ensure that a sufficient reserve of common stock is available under the incentive plan to attract and retain the services of key individuals essential to our long-term growth and success.

The Incentive Plan was initially approved by our Board of Directors and shareholders on October 1, 1998.

### Summary of the 1998 Incentive Plan

The description below summarizes all material features of the Incentive Plan including the proposed amendment. The summary is not complete and is qualified by reference to the Incentive Plan, as proposed to be amended, a copy of which has been attached as Appendix A hereto.

#### Shares Subject to Incentive Plan

Under the Incentive Plan, we may issue Incentive Awards covering at any one time an aggregate of the greater of (1) 4,000,000 shares (an increase from 1,100,000 shares) of our common stock and (2) 25% (an increase from 15%) of the total number of shares of our common stock from time to time outstanding. No more than 4,000,000 shares (an increase from 1,100,000 shares) of our common stock will be available for incentive stock options—or ISOs. Subject to adjustment as provided below, the maximum aggregate number of shares of our common stock that may be granted or that may vest, as applicable, in any calendar year pursuant to any Incentive Award held by any

individual Covered Employee (as defined in the Incentive Plan) shall be 4,000,000 shares (an increase from 1,100,000 shares). The number of securities available under the Incentive Plan and outstanding Incentive Awards are subject to adjustments to prevent enlargement or dilution of rights resulting from stock dividends, stock splits, recapitalization or similar transactions or resulting from a change in applicable laws or other circumstances.

### Administration

The Incentive Plan is administered by the compensation committee of our Board of Directors. The Committee consists only of non-employee directors, each of whom is (1) an "outside director" under Section 162(m) of the Internal Revenue Code and (2) a "non-employee director" under Rule 16b-3 under the Exchange Act. The Committee may delegate to our chief financial officer or other of our senior officers its duties under the Incentive Plan, except for the authority to grant Incentive Awards or take other action on persons who are subject to Section 16 of the Exchange Act or Section 162(m) of the Internal Revenue Code. In the case of an Incentive Award to an outside director, our Board of Directors acts as the Committee. Subject to the express provisions

of the Incentive Plan, the Committee is authorized to, among other things, select grantees under the Incentive Plan and determine the size, duration and type, as well as the other terms and conditions (which need not be identical), of each Incentive Award. The Committee also construes and interprets the Incentive Plan and any related agreements. All determinations and decisions of the Committee are final, conclusive and binding on all parties. We will indemnify members of the Committee against any damage, loss, liability, cost or expenses in connection with any claim by reason of any act or failure to act under the Incentive Plan, except for an act or omission constituting willful misconduct or gross negligence.

### Eligibility

All employees, including officers (whether or not they are directors), consultants and non-employee directors are eligible to participate in the Incentive Plan. On April 1, 2002, there were

approximately 105 employees, three non-employee directors and seven consultants eligible to participate in the Incentive Plan.

### Types of Incentive Awards

Under the Incentive Plan, the Committee may grant "Incentive Awards," which can be (1) incentive stock options ("ISO's"), as defined in Section 422 of the Internal Revenue Code, (2) "nonstatutory" stock options ("NSOs"), (3) stock appreciation rights ("SARs"), (4) shares of restricted stock, (5) performance units and

performance shares, (6) other stock-based awards, and (7) supplemental payments dedicated to the payment of income taxes. ISOs and NSOs together are called "Options." The terms of each Incentive Award will be reflected in an incentive agreement between us and the participant.

### Options

Generally, Options must be exercised within 10 years of the grant date. ISOs may be granted only to employees, and the exercise price of each ISO may not be less than 100% of the fair market value of a share of our common stock on the date of grant. The Committee has the discretion to determine the exercise price of each NSO granted under the Incentive Plan. To the extent the

aggregate fair market value of shares of our common stock for which ISOs are exercisable for the first time by any employee during any calendar year exceeds $100,000, those Options must be treated as NSOs.

The exercise price of each Option is payable in

cash or, in the Committee's discretion, by the delivery of shares of common stock owned by the optionee, or the withholding of shares that would otherwise be acquired on the exercise of the Option, or by any combination of the two.

An employee will not recognize income for federal income tax purposes at the time an ISO is granted, or on the qualified exercise of an ISO, but instead will recognize capital gain or loss (as applicable) upon the subsequent sale of shares acquired in a qualified exercise. The exercise of an ISO is qualified if a participant does not dispose of the shares acquired by the participant's exercise within two years after the ISO grant date and one year after the exercise date. We are not entitled to a tax deduction for the grant or qualified exercise of an ISO.

An optionee will not recognize income for federal income tax purposes, nor will we be entitled to a deduction, when an NSO is granted. However, when an NSO is exercised, the optionee will recognize ordinary income in an amount equal to the difference between the fair market value of the shares received and the exercise price of the NSO. We will generally recognize a tax deduction in the same amount at the same time.

This summary is not a complete statement of the relevant provisions of the Internal Revenue Code, and does not address the effect of any state, local or foreign taxes.

### SARS

Upon the exercise of an SAR, the holder will receive cash, shares of our common stock or both in combination, as specified in the related Incentive Agreement, the aggregate value of which equals the amount by which the fair market value per share of the our common stock on the exercise date exceeds the exercise price of the SAR, multiplied by the number of shares underlying the exercised portion of the SAR. An SAR may be granted in tandem with or independently of an NSO. SARs will be subject to such terms and conditions and will be exercisable at such times as determined by the Committee, but the exercise price per share must be at least the fair market value of a share of common stock on the date of grant. The value of an SAR may be paid in cash, shares of common stock or both in combination, as determined by the Committee.

### Restricted Stock

Restricted stock may be subject to a substantial risk of forfeiture, a restriction on transferability or rights of repurchase or first refusal for us, as determined by the Committee. Unless the Committee determines otherwise, during the period of restriction, the grantee will have all other rights of a stockholder, including the right to vote and receive dividends on the shares.

### Performance Units and Performance Shares

Performance units and performance shares may be granted only to employees and consultants. For each performance period (to be determined by the Committee), the Committee will establish specific financial or non-financial performance objectives, the number of performance units or performance shares and their contingent values. The values may vary depending on the degree to which such objectives are met.

### Other Stock-Based Awards

Other stock-based awards are awards denominated or payable in, valued in whole or in part by reference to, or otherwise related to, shares of our common stock. Subject to the terms of the Incentive Plan, the Committee may determine any terms and conditions of other stock-based awards, provided that, in general, the amount of consideration to be received by us shall be either (1) no consideration other than services actually rendered or to be rendered (in the case of the issuance of shares) or (2) in the case of an award in the nature of a purchase right, consideration (other than services rendered) at least equal to 50% of the fair market value of the shares covered by such grant on the grant date.

Payment or settlement of other stock-based awards will be in shares of our common stock or in other consideration related to such shares.

## Supplemental Payments for Taxes

The Committee may grant, in connection with an Incentive Award (except for ISOs), a supplemental payment in an amount not to exceed the amount necessary to pay the federal and state income taxes payable by the grantee with respect to the Incentive Award and the receipt of the supplemental payment.

## Other Tax Considerations

Upon accelerated exercisability of Options and accelerated lapsing of restrictions upon restricted stock or other Incentive Awards in connection with a Change in Control (as defined in the Incentive Plan), certain amounts associated with such Incentive Awards could, depending upon the individual circumstances of the participant, constitute "excess parachute payments" under Section 280G of the Internal Revenue Code. Such a determination would subject the participant to a 20% excise tax on those payments and deny us a corresponding deduction. The limit on deductibility of compensation under Section 162(m) of the Code is also reduced by the amount of any excess parachute payments. Whether amounts constitute excess parachute payments depends upon, among other things, the value of the Incentive Awards accelerated and the past compensation of the participant.

Taxable compensation earned by executive officers who are subject to Section 162(m) of the Internal Revenue Code with respect to Incentive Awards is subject to certain limitations set forth in the Incentive Plan. Those limitations are generally intended to satisfy the requirements for "qualified performance-based compensation," but we may not be able to satisfy these requirements in all cases, and we may, in its sole discretion, determine in one or more cases that it is best not to satisfy these requirements even if it can.

## Termination of Employment and Change in Control

Except as otherwise provided in the applicable incentive agreement, if a participant's employment or other service with us (or our subsidiaries) is terminated other than due to his death, Disability, Retirement or for Cause (each capitalized term being defined in the Incentive Plan), his then exercisable Options will remain exercisable for 60 days after termination. If his termination is due to Disability or death, his then exercisable Options will remain exercisable for one year following termination. On retirement, his then exercisable Options will remain exercisable for six months (except for ISOs, which will remain exercisable for three months). On a termination for Cause, all his Options will expire at the opening of business on the termination date.

Upon a Change in Control, any restrictions on restricted stock and other stock-based awards will be deemed satisfied, all outstanding Options and SARs may become immediately exercisable and all the performance shares and units and any other stock-based awards may become fully vested and deemed earned in full, at the discretion of the Committee. These provisions could in some circumstances have the effect of an "anti-takeover" defense because, as a result of these provisions, a Change in Control could be more difficult or costly.

## Incentive Awards Nontransferable

No Incentive Award may be assigned, sold or otherwise transferred by a participant, other than by will or by the laws of descent and distribution, or be subject to any lien, assignment or charge. An Incentive Award may be exercised during the participant's lifetime only by the participant or the participant's legal guardian.

### Amendment and Termination

Our Board of Directors may amend or terminate the Incentive Plan at any time. However the Incentive Plan may not be amended, without shareholder approval, if the amendment would (1) increase the number of shares of common stock which may be issued under the Incentive Plan, except in connection with a recapitalization of our common stock, (2) amend the eligibility requirements for employees to purchase our common stock under the Incentive Plan, or (3) extend the term of the Incentive Plan. Without a participant's consent, no termination or amendment of the Incentive Plan shall adversely affect in any material way any outstanding Incentive Award previously granted to him.

### Capital Incentive Program ("CIP")

The CIP was adopted by the Committee under the authority granted to the Committee under the Incentive Plan. The CIP is a voluntary deferral program designed to provide key employees and consultants with right to forgo up to 100% of their bonus and/or 50% of their salary (including, in the case of consultants, cash remuneration otherwise reportable on IRS Form 1099) in exchange for grants of shares of restricted common stock (the "CIP Award") at a discounted price per share.

For key employee participants, the number of shares of restricted stock is currently calculated using a 33⅓% discount from the average closing sales price of our common stock for the 20 trading days before the date the CIP Award is granted (the "Award Date"). The Committee may, in its sole discretion, provide for an alternative discount rate. For consultant participants, the number of shares of restricted stock to be awarded and the terms and conditions of such grant, are determined to by the Committee (in its sole discretion), however, the Committee currently intends to provide no greater discount to consultants that it provides to employees.

CIP Awards and the corresponding Award Dates will be (1) quarterly on March 31, June 30, September 30 and December 31 with respect to salary deferrals and (2) the actual date bonuses, if any, were to be paid without the deferral election with respect to bonus deferrals.

The restricted stock underlying a CIP Award will be subject to a vesting period (the "Restriction Period") determined by the Committee and set forth in the restricted stock agreement governing such CIP Award, during which time the participant can vote and receive dividends on the stock, but cannot sell, transfer, pledge, margin or otherwise have access to any unvested restricted shares. Restricted Shares are not earned until vested.

Except as otherwise provided in the restricted stock agreement:

- if a key employee participant resigns or his or her employment is terminated by the company for cause (as defined in the Incentive Plan), all unvested shares of restricted stock subject to the CIP Award as of the resignation or termination date will be forfeited;

- if a key employee participant's employment is terminated by the company for other than cause, the unvested shares shall vest such that the total number of shares received by such participant under the CIP Award (including any previously vested shares) shall equal the sum of (1) 66⅔% of all of the restricted shares represented by the CIP Award as of the Award Date and (2) a pro rata portion of the remaining 33⅓% of such restricted shares (based on the ratio that the number of full calendar months of the participant's employment during the Restriction Period bears to the total number of months contained in the Restriction Period);

- if a key employee participant's employment is terminated due to death or due to retirement (as defined in the CIP), all unvested shares of restricted stock will automatically become fully vested; and

- if a key employee participant's employment is terminated due to early retirement (as defined in the CIP), 66⅔% of the unvested shares will become vested as of the termination date and the remaining 33⅓% of the unvested shares will be forfeited.

The effect of termination of the services of a consultant on his or her CIP Award will be set forth in the restricted stock agreement.

**Participation in the 1998 Incentive Plan**

The grant of Incentive Awards under the Incentive Plan to employees, consultants and outside directors, including the Named Officers, is subject to the discretion of the Board of Directors. As of the date of this proxy statement, there has been no determination by the Board with respect to future awards under the Incentive Plan. Accordingly, future awards are not determinable. As of April 24, 2002, the fair market value of our common stock was $5.80 per share, which was the closing sale price reported by The Nasdaq Stock Market. The following table sets forth information with respect to previous grants of options to the Named Officers and the other individuals and groups indicated since the Incentive Plan was adopted. No associate of any of such individuals has been granted options under the Incentive Plan.

## AMENDED PLAN BENEFITS
## 1998 INCENTIVE PLAN

| Name and Position | Shares of Common Stock Underlying Option Grants | Weighted Average Exercise Price Per Share ($) |
|---|---|---|
| Robert E. Garrison II<br>*President and Chief Executive Officer*<br>*Current Director and Nominee for Director* | 89,394 | 4.49 |
| Don A. Sanders<br>*Vice-Chairman*<br>*Current Director and Nominee for Director* | 30,000 | 4.44 |
| Stephen M. Reckling<br>*Chairman and Chief*<br>*Executive Officer of PMT* | 93,775 | 4.92 |
| George L. Ball<br>*Chairman of SMH*<br>*Current Director and Nominee for Director* | 25,000 | 4.44 |
| Ben T. Morris<br>*President and Chief*<br>*Executive Officer of SMH*<br>*Current Director and Nominee for Director* | 25,000 | 4.438 |
| Peter W. Badger<br>*Current Director* | 21,700 | 4.63 |
| W. Blair Waltrip<br>*Current Director and Nominee for Director* | 5,000 | 4.63 |
| Titus H. Harris, Jr.<br>*Current Director and Nominee for Director* | 31,632 | 4.67 |
| Richard C. Webb<br>*Current Director* | 31,632 | 4.67 |
| John H. Styles<br>*Current Director and Nominee for Director* | 16,232 | 4.72 |
| Donald R. Campbell<br>*Current Director and Nominee for Director* | 60,000 | 9.10 |
| Dan L. Duncan<br>*Nominee for Director* | — | — |
| Nolan Ryan<br>*Nominee for Director* | — | — |

| Name and Position | Shares of Common Stock Underlying Option Grants | Weighted Average Exercise Price Per Share ($) |
|---|---|---|
| Dan S. Wilford<br>*Nominee for Director* | — | — |
| John Olson<br>*Recipient of More Than 5% of Total Options Granted* | 110,000 | 5.01 |
| Stephen D. Strake<br>*Recipient of More Than 5% of Total Options Granted* | 88,662 | 5.29 |
| All current executive officers as a group (6 persons) | 293,169 | 4.75 |
| All current directors who are not executive officers as a group (6 persons) | 166,196 | 6.27 |
| All employees, including all current officers who are not executive officers, as a group | 1,020,680 | 4.95 |

**The Board of Directors recommends a vote FOR the amendment to our 1998 Incentive Plan.**

## ■ INDEPENDENT AUDITORS

On September 28, 2001, we determined, pursuant to the authority and approval of our Board of Directors, and upon the recommendation our audit committee, (1) to dismiss PricewaterhouseCoopers LLP ("PwC"), our independent accountants, who were previously engaged as the independent accountant to audit our consolidated financial statements, and (2) to select KPMG LLP as our independent accountants to audit our consolidated financial statements for fiscal 2001. PwC's report on our financial statements for each of the last two fiscal years did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principle. During our two most recent fiscal years and subsequent interim periods preceding the dismissal of PwC, there were no disagreements with PwC on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of PwC would have caused them to make a reference to the subject matter of the disagreement(s) in connection with their report. During our two most recent fiscal years and subsequent interim periods preceding its dismissal, PwC did not advise us of any reportable events. We authorized PwC to respond fully to any inquiries by KPMG LLP.

While management expects that our relationship with KPMG LLP will continue to be maintained in 2002, no formal action is proposed to be taken at the annual meeting with respect to the continued employment of KPMG LLP as no such action is legally required. A representative of KPMG LLP is expected to be at the annual meeting. The representative will have the opportunity to make a statement at the meeting if he or she wishes, and will be available to respond to appropriate questions.

The following table sets forth the fees billed for services performed by KPMG for fiscal year 2001:

| | |
|---|---|
| Audit Fees, excluding audit related | $230,000 |
| Financial Information Systems Design and Implementation Fees | — |
| All Other Fees | |
| Audit related—audits of affiliated investment limited partnerships | $ 75,250 |
| Other—tax compliance services | 85,500 |
| Total all other fees | $160,750 |

## ■ REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee of the Board of Directors has furnished the following report:

The Board has determined that each member of the committee is "independent," as defined in the Nasdaq listing standards, with the exception of Mr. Campbell. Following our January 1999 combination, Mr. Campbell agreed to continue as an officer and director of Sanders Morris Harris Group and ERRI principally to oversee the sale of ERRI and its operations pending its sale. Mr. Campbell resigned as an officer of Sanders Morris Harris Group and as an officer and director of ERRI after the sale of substantially all of ERRI's assets in July of 2000. The Board has determined, in accordance with the Nasdaq listing standards, that Mr. Campbell's service on the committee is required by the best interests of Sanders Morris Harris Group and our stockholders because, in the Board's opinion, he will exercise independent judgment and his business and financial background and his experience with Sanders Morris Harris Group will materially assist the function of the committee. Mr. Campbell joined the committee in March of 2001.

As noted in the committee's charter, Sanders Morris Harris Group's management is responsible for preparing Sanders Morris Harris Group's financial statements. Sanders Morris Harris Group's independent auditors are responsible for auditing the financial statements. The activities of the committee are in no way designed to supersede or alter those traditional responsibilities. The committee's role does not provide any special assurances with regard to Sanders Morris Harris Group's financial statements, nor does it involve a professional evaluation of the quality of the audits performed by the independent auditors.

The committee has reviewed and discussed the audited financial statements with management. The committee also met with the independent auditors, with and without management present, to discuss the results of their audit and their evaluation of our internal controls. The committee has also discussed with the independent auditors the matters required to be discussed by Statement of Auditing Standards No. 61, Communication With Audit Committees.

The committee has received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1, Independence Discussions With Audit Committees, has considered the compatibility of non-audit services with the auditors' independence, and has discussed with the auditors the auditors' independence.

Based on the review and discussions referred to above, the committee recommended to the Board of Directors that the audited financial statements be included in Sanders Morris Harris Group's Annual Report on Form 10-K for 2001 for filing with the Securities and Exchange Commission.

*John H. Styles*
*W. Blair Waltrip*
*Donald R. Campbell*

## ■ OTHER MATTERS

The Board of Directors is not aware of any other matter to be presented for action at the meeting. If another matter requiring a vote of the shareholders arises, the proxy holders will vote in their best judgment.

# SANDERS MORRIS HARRIS GROUP INC. 1998 INCENTIVE PLAN

**(As Effective October 1, 1998
and
Amended April 23, 2002)**

# TABLE OF CONTENTS

## SANDERS MORRIS HARRIS GROUP INC.
## 1998 INCENTIVE PLAN

## SECTION 1.

## GENERAL PROVISIONS RELATING TO
## PLAN GOVERNANCE, COVERAGE AND BENEFITS

1.1 **Purpose**

The purpose of the Plan is to foster and promote the long-term financial success of Sanders Morris Harris Group Inc. (the ''Company'') and its Subsidiaries and to increase stockholder value by: (a) encouraging the commitment of selected key Employees, Consultants and Outside Directors, (b) motivating superior performance of key Employees, Consultants and Outside Directors by means of long-term performance related incentives, (c) encouraging and providing key Employees, Consultants and Outside Directors with a program for obtaining ownership interests in the Company which link and align their personal interests to those of the Company's stockholders, (d) attracting and retaining key Employees, Consultants and Outside Directors by providing competitive incentive compensation opportunities, and (e) enabling key Employees, Consultants and Outside Directors to share in the long-term growth and success of the Company.

The Plan provides for payment of various forms of incentive compensation and it is not intended to be a plan that is subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan shall be interpreted, construed and administered consistent with its status as a plan that is not subject to ERISA.

Subject to approval by the Company's stockholders pursuant to *Section 7.1*, the Plan shall become effective as of October 1, 1998 (the "*Effective Date*"). The Plan shall commence on the Effective Date, and shall remain in effect, subject to the right of the Board to amend or terminate the Plan at any time pursuant to *Section 7.7*, until all Shares subject to the Plan have been purchased or acquired according to its provisions. However, in no event may an Incentive Award be granted under the Plan after the expiration of ten (10) years from the Effective Date. Any Incentive Award granted prior to the Effective Date shall be subject to the subsequent receipt of stockholder approval of the Plan pursuant to *Section 7.1* if applicable.

1.2 **Definitions**

The following terms shall have the meanings set forth below:

(a) *Appreciation*. The difference between the option exercise price per share of the Nonstatutory Stock Option to which a Tandem SAR relates and the Fair Market Value of a share of Common Stock on the date of exercise of the Tandem SAR.

(b) *Authorized Officer*. The Chairman of the Board or the Chief Executive Officer of the Company or any other senior officer of the Company to whom either of them delegate the authority to execute any Incentive Agreement for and on behalf of the Company. No officer or director shall be an Authorized Officer with respect to any Incentive Agreement for himself.

(c) *Board*. The Board of Directors of the Company.

(d) *Cause*. When used in connection with the termination of a Grantee's Employment, shall mean the termination of the Grantee's Employment by the Company by reason of (i) the conviction of the Grantee by a court of competent jurisdiction as to which no further appeal can be taken of a crime involving moral turpitude or a felony; (ii) the proven commission by the Grantee of an act of fraud upon the Company; (iii) the willful and proven misappropriation of any funds or property of the Company by the Grantee; (iv) the willful, continued and unreasonable failure by the Grantee to perform the material duties assigned to him; (v) the knowing engagement by the Grantee in any direct, material conflict of interest with the Company without compliance with the Company's conflict of interest policy, if any, then in effect; or (vi) the knowing engagement by the Grantee, without the written approval of the Board, in any activity which competes with the business of the Company or which would result in a material injury to the business, reputation or goodwill of the Company.

(e) *Change in Control*. Any of the events described in and subject to *Section 6.7.*

(f) *Code*. The Internal Revenue Code of 1986, as amended, and the regulations and other authority promulgated thereunder by the appropriate governmental authority. References herein to any provision of the Code shall refer to any successor provision thereto.

(g) *Committee*. A committee appointed by the Board consisting of not less than two directors as appointed by the Board to administer the Plan. During such period that the Company is a Publicly Held Corporation, the Plan shall be administered by a committee appointed by the Board consisting of not less than two directors who fulfill the ''non-employee director'' requirements of Rule 16b-3 under the Exchange Act and the ''outside director'' requirements of Section 162(m) of the Code. In either case, the Committee may be the Compensation Committee of the Board, or any subcommittee of the Compensation Committee, provided that the members of the

Committee satisfy the requirements of the previous provisions of this paragraph. The Board shall have the power to fill vacancies on the Committee arising by resignation, death, removal or otherwise. The Board, in its sole discretion, may bifurcate the powers and duties of the Committee among one or more separate committees, or retain all powers and duties of the Committee in a single Committee. The members of the Committee shall serve at the discretion of the Board.

Notwithstanding the preceding paragraph, the term "Committee" as used in the Plan with respect to any Incentive Award for an Outside Director shall refer to the entire Board. In the case of an Incentive Award for an Outside Director, the Board shall have all the powers and responsibilities of the Committee hereunder as to such Incentive Award, and any actions as to such Incentive Award may be acted upon only by the Board (unless it otherwise designates in its discretion). When the Board exercises its authority to act in the capacity as the Committee hereunder with respect to an Incentive Award for an Outside Director, it shall so designate with respect to any action that it undertakes in its capacity as the Committee.

(h) *Common Stock*. The common stock of the Company, $.01 par value per share, and any class of common stock into which such common shares may hereafter be converted, reclassified or recapitalized.

(i) *Company*. Sanders Morris Harris Group Inc., a corporation organized under the laws of the State of Texas, and any successor in interest thereto.

(j) *Consultant*. An independent agent, consultant, attorney, an individual who has agreed to become an Employee, or any other individual who is not an Outside Director or employee of the Company (or any Parent or Subsidiary) and who, in the opinion of the Committee, is in a position to contribute materially to the growth or financial success of the Company (or any Parent or Subsidiary).

(k) *Covered Employee*. A named executive officer who is one of the group of covered employees, as defined in Section 162(m) of the Code and Treasury Regulation § 1.162-27(c) (or its successor), during such period that the Company is a Publicly Held Corporation.

(l) *Deferred Stock*. Shares of Common Stock to be issued or transferred to a Grantee under an Other Stock-Based Award granted pursuant to *Section 5* at the end of a specified deferral period, as set forth in the Incentive Agreement pertaining thereto.

(m) *Disability*. As determined by the Committee in its discretion exercised in good faith, a physical or mental condition of the Employee that would entitle him to payment of disability income payments under the Company's long term disability insurance policy or plan for employees, as then effective, if any; or in the event that the Grantee is not covered, for whatever reason, under the Company's long-term disability insurance policy or plan, "Disability" means a permanent and total disability as defined in Section 22(e)(3) of the Code. A determination of Disability may be made by a physician selected or approved by the Committee and, in this respect, the Grantee shall submit to an examination by such physician upon request.

(n) *Employee*. Any employee of the Company (or any Parent or Subsidiary) within the meaning of Section 3401(c) of the Code who, in the opinion of the Committee, is one of a select group of executive officers, other officers, or other key personnel of the Company (or any Parent or Subsidiary), who is in a position to contribute materially to the growth and development and to the financial success of the Company (or any Parent or Subsidiary), including, without limitation, officers who are members of the Board.

(o) *Employment*. Employment by the Company (or any Parent or Subsidiary), or by any corporation issuing or assuming an Incentive Award in any transaction described in Section 424(a) of the Code, or by a parent corporation or a subsidiary corporation of such corporation issuing or assuming such Incentive Award, as the parent-subsidiary relationship shall be determined at the time of the corporate action described in Section 424(a) of the Code. In this regard, neither the transfer of a Grantee from Employment by the Company to Employment by any Parent or Subsidiary, nor the transfer of a Grantee from Employment by any Parent or Subsidiary to Employment by the Company, shall be deemed to be a termination of Employment of the Grantee. Moreover, the Employment of a Grantee shall not be deemed to have been terminated because of an approved leave of absence from active Employment on account of temporary illness, authorized vacation or granted for reasons of professional advancement, education, health, or government service, or during military leave for any period (if the Grantee returns to active Employment within 90 days after the termination of military leave), or during any period required to be treated as a leave of absence by virtue of any applicable statute, Company personnel policy or agreement. Whether an authorized leave of absence shall constitute termination of Employment hereunder shall be determined by the Committee in its discretion.

Unless otherwise provided in the Incentive Agreement, the term "Employment" for purposes of the Plan is also defined to include (i) compensatory services performed by a Consultant for the Company (or any Parent or Subsidiary) and (ii) membership on the Board by an Outside Director.

(p) *Exchange Act*. The Securities Exchange Act of 1934, as amended.

(q) *Fair Market Value*. The Fair Market Value of one share of Common Stock on the date in question is deemed to be (i) the closing sales price on the immediately preceding business day of a share of Common Stock as reported on the principal securities exchange on which Shares are then listed or admitted to trading, or (ii) if not so reported, the average of the closing bid and asked prices for a Share on the immediately preceding business day as quoted on the National Association of Securities Dealers Automated Quotation System ("NASDAQ"), or

(iii) if not quoted on NASDAQ, the average of the closing bid and asked prices for a Share as quoted by the National Quotation Bureau's "Pink Sheets" or the National Association of Securities Dealers' OTC Bulletin Board System. If there was no public trade of Common Stock on the date in question, Fair Market Value shall be determined by reference to the last preceding date on which such a trade was so reported.

If the Company is not a Publicly Held Corporation at the time a determination of the Fair Market Value of the Common Stock is required to be made hereunder, the determination of Fair Market Value for purposes of the Plan shall be made by the Committee in its discretion exercised in good faith. In this respect, the Committee may rely on such financial data, valuations, experts, and other sources, in its discretion, as it deems advisable under the circumstances.

(r) *Grantee*. Any Employee, Consultant or Outside Director who is granted an Incentive Award under the Plan.

(s) *Incentive Award*. A grant of an award under the Plan to a Grantee, including any Nonstatutory Stock Option, Incentive Stock Option, Reload Option, Stock Appreciation Right, Restricted Stock Award, Performance Unit, Performance Share, or Other Stock-Based Award, as well as any Supplemental Payment.

(t) *Incentive Agreement*. The written agreement entered into between the Company and the Grantee setting forth the terms and conditions pursuant to which an Incentive Award is granted under the Plan, as such agreement is further defined in *Section 6.1(a).*

(u) *Incentive Stock Option*. A Stock Option granted by the Committee to an Employee under *Section 2* which is designated by the Committee as an Incentive Stock Option and intended to qualify as an Incentive Stock Option under Section 422 of the Code.

(v) *Independent SAR*. A Stock Appreciation Right described in *Section 2.5.*

(w) *Insider*. An individual who is, on the relevant date, an officer, director or ten percent (10%) beneficial owner of any class of the Company's equity securities that is registered pursuant to Section 12 of the Exchange Act, all as defined under Section 16 of the Exchange Act.

(x) *Nonstatutory Stock Option*. A Stock Option granted by the Committee to a Grantee under *Section 2* that is not designated by the Committee as an Incentive Stock Option.

(y) *Option Price*. The exercise price at which a Share may be purchased by the Grantee of a Stock Option.

(z)  *Other Stock-Based Award*. An award granted by the Committee to a Grantee under *Section 5.1* that is valued in whole or in part by reference to, or is otherwise based upon, Common Stock.

(aa) *Outside Director*. A member of the Board who is not, at the time of grant of an Incentive Award, an employee of the Company or any Parent or Subsidiary.

(bb) *Parent*. Any corporation (whether now or hereafter existing) which constitutes a "parent" of the Company, as defined in Section 424(e) of the Code.

(cc) *Performance-Based Exception*. The performance-based exception from the tax deductibility limitations of Section 162(m) of the Code, as prescribed in Code § 162(m) and Treasury Regulation § 1.162-27(e) (or its successor), which is applicable during such period that the Company is a Publicly Held Corporation.

(dd) *Performance Period*. A period of time determined by the Committee over which performance is measured for the purpose of determining a Grantee's right to and the payment value of any Performance Unit, Performance Share or Other Stock-Based Award.

(ee) *Performance Share or Performance Unit*. An Incentive Award representing a contingent right to receive cash or shares of Common Stock (which may be Restricted Stock) at the end of a Performance Period and which, in the case of Performance Shares, is denominated in Common Stock, and, in the case of Performance Units, is denominated in cash values.

(ff)  *Plan*. The Sanders Morris Harris Group Inc. 1998 Incentive Plan as set forth herein and as it may be amended from time to time.

(gg) *Publicly Held Corporation*. A corporation issuing any class of common equity securities required to be registered under Section 12 of the Exchange Act.

(hh) *Restricted Stock*. Shares of Common Stock issued or transferred to a Grantee pursuant to *Section 3.*

(ii)  *Restricted Stock Award*. An authorization by the Committee to issue or transfer Restricted Stock to a Grantee.

(jj)  *Restriction Period*. The period of time determined by the Committee and set forth in the Incentive Agreement during which the transfer of Restricted Stock by the Grantee is restricted.

(kk) **_Retirement_**. The voluntary termination of Employment from the Company or any Parent or Subsidiary constituting retirement for age on any date after the Employee attains the normal retirement age of 65 years, or such other age as may be designated by the Committee in the Employee's Incentive Agreement.

(ll) **_Share_**. A share of the Common Stock of the Company.

(mm) **_Share Pool_**. The number of shares authorized for issuance under _Section 1.4_, as adjusted for awards and payouts under _Section 1.5_ and as adjusted for changes in corporate capitalization under _Section 6.5._

(nn) **_Spread_**. The difference between the exercise price per Share specified in any Independent SAR grant and the Fair Market Value of a Share on the date of exercise of the Independent SAR.

(oo) **_Stock Appreciation Right or SAR_**. A Tandem SAR described in _Section 2.4_ or an Independent SAR described in _Section 2.5._

(pp) **_Stock Option or Option_**. Pursuant to _Section 2_, (i) an Incentive Stock Option granted to an Employee, or (ii) a Nonstatutory Stock Option granted to an Employee, Consultant or Outside Director, whereunder such option the Grantee has the right to purchase Shares of Common Stock. In accordance with Section 422 of the Code, only an Employee may be granted an Incentive Stock Option.

(qq) **_Subsidiary_**. Any corporation (whether now or hereafter existing) which constitutes a "subsidiary" of the Company, as defined in Section 424(f) of the Code.

(rr) **_Supplemental Payment_**. Any amount, as described in _Sections 2.7, 3.4 and/or 4.2_, that is dedicated to payment of income taxes which are payable by the Grantee resulting from an Incentive Award.

(ss) **_Tandem SAR_**. A Stock Appreciation Right that is granted in connection with a related Stock Option pursuant to _Section 2.4_, the exercise of which shall require forfeiture of the right to purchase a Share under the related Stock Option (and when a Share is purchased under the Stock Option, the Tandem SAR shall similarly be canceled).

1.3 **_Plan Administration_**

(a) **_Authority of the Committee_**. Except as may be limited by law and subject to the provisions herein, the Committee shall have full power to (i) select Grantees who shall participate in the Plan; (ii) determine the sizes, duration and types of Incentive Awards; (iii) determine the terms and conditions of Incentive Awards and Incentive Agreements; (iv) determine whether any Shares subject to Incentive Awards will be subject to any restrictions on transfer; (v) construe and interpret the Plan and any Incentive Agreement or other agreement entered into under the Plan; and (vi) establish, amend, or waive rules for the Plan's administration. Further, the Committee shall make all other determinations which may be necessary or advisable for the administration of the Plan.

The Committee may grant an Incentive Award to an individual who it expects to become an Employee within the next six months, with such Incentive Award being subject to such individual actually becoming an Employee within such time period, and subject to such other terms and conditions as may be established by the Committee in its discretion.

(b) *Meetings*. The Committee shall designate a chairman from among its members who shall preside at all of its meetings, and shall designate a secretary, without regard to whether that person is a member of the Committee, who shall keep the minutes of the proceedings and all records, documents, and data pertaining to its administration of the Plan. Meetings shall be held at such times and places as shall be determined by the Committee and the Committee may hold telephonic meetings. The Committee may take any action otherwise proper under the Plan by the affirmative vote, taken with or without a meeting, of a majority of its members. The Committee may authorize any one or more of their members or any officer of the Company to execute and deliver documents on behalf of the Committee.

(c) *Decisions Binding*. All determinations and decisions made by the Committee shall be made in its discretion pursuant to the provisions of the Plan, and shall be final, conclusive and binding on all persons including the Company, its shareholders, Employees, Grantees, and their estates and beneficiaries. The Committee's decisions and determinations with respect to any Incentive Award need not be uniform and may be made selectively among Incentive Awards and Grantees, whether or not such Incentive Awards are similar or such Grantees are similarly situated.

(d) *Modification of Outstanding Incentive Awards*. Subject to the stockholder approval requirements of *Section 7.7* if applicable, the Committee may, in its discretion, provide for the extension of the exercisability of an Incentive Award, accelerate the vesting or exercisability of an Incentive Award, eliminate or make less restrictive any restrictions contained in an Incentive Award, waive any restriction or other provisions of an Incentive Award, or otherwise amend or modify an Incentive Award in any manner that is either (i) not adverse to the Grantee to whom such Incentive Award was granted or (ii) consented to by such Grantee. With respect to an Incentive Award that is an incentive stock option (as described in Section 422 of the Code), no adjustment to such option shall be made to the extent constituting a "modification" within the meaning of Section 424(h)(3) of the Code unless otherwise agreed to by the optionee in writing.

(e) ***Delegation of Authority***. The Committee may delegate to designated officers or other employees of the Company any of its duties under this Plan pursuant to such conditions or limitations as the Committee may establish from time to time; provided, however, while the Company is a Publicly Held Corporation, the Committee may not delegate to any person the authority to (i) grant Incentive Awards, or (ii) take any action which would contravene the requirements of Rule 16b-3 under the Exchange Act or the Performance-Based Exception under Section 162(m) of the Code.

(f) ***Expenses of Committee***. The Committee may employ legal counsel, including, without limitation, independent legal counsel and counsel regularly employed by the Company, and other agents as the Committee may deem appropriate for the administration of the Plan. The Committee may rely upon any opinion or computation received from any such counsel or agent. All expenses incurred by the Committee in interpreting and administering the Plan, including, without limitation, meeting expenses and professional fees, shall be paid by the Company.

(g) ***Surrender of Previous Incentive Awards***. The Committee may, in its absolute discretion, grant Incentive Awards to Grantees on the condition that such Grantees surrender to the Committee for cancellation such other Incentive Awards (including, without limitation, Incentive Awards with higher exercise prices) as the Committee directs. Incentive Awards granted on the condition precedent of surrender of outstanding Incentive Awards shall not count against the limits set forth in *Section 1.4* until such time as such previous Incentive Awards are surrendered and cancelled.

(h) ***Indemnification***. Each person who is or was a member of the Committee, or of the Board, shall be indemnified by the Company against and from any damage, loss, liability, cost and expense that may be imposed upon or reasonably incurred by him in connection with or resulting from any claim, action, suit, or proceeding to which he may be a party or in which he may be involved by reason of any action taken or failure to act under the Plan, except for any such act or omission constituting willful misconduct or gross negligence. Such person shall be indemnified by the Company for all amounts paid by him in settlement thereof, with the Company's approval, or paid by him in satisfaction of any judgment in any such action, suit, or proceeding against him, provided he shall give the Company an opportunity, at its own expense, to handle and defend the same before he undertakes to handle and defend it on his own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's Articles of Incorporation or Bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

## 1.4 Shares of Common Stock Available for Incentive Awards

Subject to adjustment under *Section 6.5*, there shall be available for Incentive Awards under this Plan granted wholly or partly in Common Stock (including rights or Options that may be exercised for or settled in Common Stock) an aggregate number of shares of Common Stock equal to the greater of (i) 1,100,000 shares and (ii) a number of shares equal to 15% of the total number of shares of Common Stock from time to time outstanding. Not more than 1,100,000 Shares of Common Stock shall be available for Incentive Stock Options. The number of Shares of Common Stock that are the subject of Incentive Awards under this Plan, that are forfeited or terminated, expire unexercised, are settled in cash in lieu of Common Stock or in a manner such that all or some of the Shares covered by an Incentive Award are not issued to a Grantee or are exchanged for Incentive Awards that do not involve Common Stock, shall again immediately become available for Incentive Awards hereunder. The Committee may from time to time adopt and observe such procedures concerning the counting of Shares against the Plan maximum as it may deem appropriate. The Board and the appropriate officers of the Company shall from time to time take whatever actions are necessary to file any required documents with governmental authorities, stock exchanges and transaction reporting systems to ensure that Shares are available for issuance pursuant to Incentive Awards.

During such period that the Company is a Publicly Held Corporation, then unless and until the Committee determines that a particular Incentive Award granted to a Covered Employee is not intended to comply with the Performance-Based Exception, the following rules shall apply to grants of Incentive Awards to Covered Employees:

(a) Subject to adjustment as provided in *Section 6.5*, the maximum aggregate number of Shares of Common Stock (including Stock Options, SARs, Restricted Stock, Performance Units and Performance Shares paid out in Shares, or Other Stock-Based Awards paid out in Shares) that may be granted or that may vest, as applicable, in any calendar year pursuant to any Incentive Award held by any individual Covered Employee shall be 4,000,000 Shares.

(b) The maximum aggregate cash payout (including SARs, Performance Units and Performance Shares paid out in cash, or Other Stock-Based Awards paid out in cash) with respect to Incentive Awards granted in any calendar year which may be made to any Covered Employee shall be Twenty Million dollars ($20,000,000).

(c) With respect to any Stock Option or Stock Appreciation Right granted to a Covered Employee that is canceled or repriced, the number of Shares subject to such Stock Option or Stock Appreciation Right shall continue to count against the maximum number of Shares that may be the subject of Stock Options or Stock Appreciation Rights granted to such Covered Employee hereunder and, in this regard, such maximum number shall be determined in accordance with Section 162(m) of the Code.

(d) The limitations of subsections (a), (b) and (c) above shall be construed and administered so as to comply with the Performance-Based Exception.

1.5  **Share Pool Adjustments for Awards and Payouts.**

The following Incentive Awards and payouts shall reduce, on a one Share for one Share basis, the number of Shares authorized for issuance under the Share Pool:

(a)  Stock Option;

(b)  SAR (except a Tandem SAR);

(c)  Restricted Stock;

(d)  A payout of a Performance Share in Shares;

(e)  A payout of a Performance Unit in Shares; and

(f)  A payout of an Other Stock-Based Award in Shares.

The following transactions shall restore, on a one Share for one Share basis, the number of Shares authorized for issuance under the Share Pool:

(a)  A Payout of an SAR, Tandem SAR, Restricted Stock Award, or Other Stock-Based Award in the form of cash;

(b)  A cancellation, termination, expiration, forfeiture, or lapse for any reason (with the exception of the termination of a Tandem SAR upon exercise of the related Stock Option, or the termination of a related Stock Option upon exercise of the corresponding Tandem SAR) of any Shares subject to an Incentive Award; and

(c)  Payment of an Option Price with previously acquired Shares or by withholding Shares which otherwise would be acquired on exercise (i.e., the Share Pool shall be increased by the number of Shares turned in or withheld as payment of the Option Price).

1.6  **Common Stock Available.**

The Common Stock available for issuance or transfer under the Plan shall be made available from Shares now or hereafter (a) held in the treasury of the Company, (b) authorized but unissued shares, or (c) shares to be purchased or acquired by the Company. No fractional shares shall be issued under the Plan; payment for fractional shares shall be made in cash.

1.7  **Participation**

(a) *Eligibility*. The Committee shall from time to time designate those Employees, Consultants and/or Outside Directors, if any, to be granted Incentive Awards under the Plan, the type of Incentive Awards granted, the number of Shares, Stock Options, rights or units, as the case may be, which shall be granted to each such person, and any other terms or conditions relating to the Incentive Awards as it may deem appropriate to the extent consistent with the provisions of the Plan. A Grantee who has been granted an Incentive Award may, if otherwise eligible, be granted additional Incentive Awards at any time.

(b) *Incentive Stock Option Eligibility*. No Consultant or Outside Director shall be eligible for the grant of any Incentive Stock Option. In addition, no Employee shall be eligible for the grant of any Incentive Stock Option who owns or would own immediately before the grant of such Incentive Stock Option, directly or indirectly, stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company, or any Parent or Subsidiary. This restriction does not apply if, at the time such Incentive Stock Option is granted, the Incentive Stock Option exercise price is at least one hundred and ten percent (110%) of the Fair Market Value on the date of grant and the Incentive Stock Option by its terms is not exercisable after the expiration of five (5) years from the date of grant. For the purpose of the immediately preceding sentence, the attribution rules of Section 424(d) of the Code shall apply for the purpose of determining an Employee's percentage ownership in the Company or any Parent or Subsidiary. This paragraph shall be construed consistent with the requirements of Section 422 of the Code.

### 1.8 Types of Incentive Awards

The types of Incentive Awards under the Plan are Stock Options, Stock Appreciation Rights and Supplemental Payments as described in *Section 2*, Restricted Stock and Supplemental Payments as described in *Section 3*, Performance Units, Performance Shares and Supplemental Payments as described in *Section 4*, Other Stock-Based Awards and Supplemental Payments as described in *Section 5*, or any combination of the foregoing.

## SECTION 2.

## STOCK OPTIONS AND STOCK APPRECIATION RIGHTS

### 2.1 Grant of Stock Options

The Committee is authorized to grant (a) Nonstatutory Stock Options to Employees, Consultants and/or Outside Directors and (b) Incentive Stock Options to Employees only, in accordance with the terms and conditions of the Plan, and with such additional terms and conditions, not inconsistent with the Plan, as the Committee shall determine in its discretion. Successive grants may be made to the same Grantee whether or not any Stock Option previously granted to such person remains unexercised.

## 2.2 Stock Option Terms

(a) ***Written Agreement***. Each grant of an Stock Option shall be evidenced by a written Incentive Agreement. Among its other provisions, each Incentive Agreement shall set forth the extent to which the Grantee shall have the right to exercise the Stock Option following termination of the Grantee's Employment. Such provisions shall be determined in the discretion of the Committee, shall be included in the Grantee's Incentive Agreement, need not be uniform among all Stock Options issued pursuant to the Plan.

(b) ***Number of Shares***. Each Stock Option shall specify the number of Shares of Common Stock to which it pertains.

(c) ***Exercise Price***. The exercise price per Share of Common Stock under each Stock Option shall be determined by the Committee; provided, however, that in the case of an Incentive Stock Option, such exercise price shall not be less than 100% of the Fair Market Value per Share on the date the Incentive Stock Option is granted. To the extent that the Company is a Publicly Held Corporation and the Stock Option is intended to qualify for the Performance-Based Exception, the exercise price shall not be less than 100% of the Fair Market Value per Share on the date the Stock Option is granted. Each Stock Option shall specify the method of exercise which shall be consistent with the requirements of *Section 2.3(a).*

(d) ***Term***. In the Incentive Agreement, the Committee shall fix the term of each Stock Option which shall be not more than ten (10) years from the date of grant. In the event no term is fixed, such term shall be ten (10) years from the date of grant.

(e) ***Exercise***. The Committee shall determine the time or times at which a Stock Option may be exercised in whole or in part. Each Stock Option may specify the required period of continuous Employment and/or the performance objectives to be achieved before the Stock Option or portion thereof will become exercisable. Each Stock Option, the exercise of which, or the timing of the exercise of which, is dependent, in whole or in part, on the achievement of designated performance objectives, may specify a minimum level of achievement in respect of the specified performance objectives below which no Stock Options will be exercisable and a method for determining the number of Stock Options that will be exercisable if performance is at or above such minimum but short of full achievement of the performance objectives. All such terms and conditions shall be set forth in the Incentive Agreement.

(f) ***$100,000 Annual Limit on Incentive Stock Options***. Notwithstanding any contrary provision in the Plan, to the extent that the aggregate Fair Market Value (determined as of the time the Incentive Stock Option is granted) of the Shares of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any Grantee during any single calendar year (under the Plan and any other stock option plans of the Company and its Subsidiaries or Parent) exceeds the sum of $100,000, such Incentive Stock Option shall be treated as a Nonstatutory Stock Option to the extent in excess of the $100,000 limit, and not an Incentive Stock Option, but all other terms and provisions of such Stock Option shall remain unchanged. This paragraph shall be applied by taking Incentive Stock Options into account in the order in which they are granted and shall be construed in accordance with Section 422(d) of the Code. In the absence of such regulations or other authority, or if such regulations or other authority require or permit a designation of the Options which shall cease to constitute Incentive Stock Options, then such Incentive Stock Options, only to the extent of such excess and in the order in which they were granted, shall automatically be deemed to be Nonstatutory Stock Options but all other terms and conditions of such Incentive Stock Options, and the corresponding Incentive Agreement, shall remain unchanged.

2.3 **Stock Option Exercises**

(a) ***Method of Exercise and Payment.*** Stock Options shall be exercised by the delivery of a signed written notice of exercise to the Company as of a date set by the Company in advance of the effective date of the proposed exercise. The notice shall set forth the number of Shares with respect to which the Option is to be exercised, accompanied by full payment for the Shares.

The Option Price upon exercise of any Stock Option shall be payable to the Company in full either: (i) in cash or its equivalent, or (ii) subject to prior approval by the Committee in its discretion, by tendering previously acquired Shares having an aggregate Fair Market Value at the time of exercise equal to the total Option Price (provided that the Shares which are tendered must have been held by the Grantee for at least six (6) months prior to their tender to satisfy the Option Price), or (iii) subject to prior approval by the Committee in its discretion, by withholding Shares which otherwise would be acquired on exercise having an aggregate Fair Market Value at the time of exercise equal to the total Option Price, or (iv) subject to prior approval by the Committee in its discretion, by a combination of (i), (ii), and (iii) above. Any payment in Shares of Common Stock shall be effected by the delivery of such Shares to the Secretary of the Company, duly endorsed in blank or accompanied by stock powers duly executed in blank, together with any other documents as the Secretary shall require from time to time.

The Committee, in its discretion, also may allow (i) "cashless exercise" as permitted under Federal Reserve Board's Regulation T, 12 CFR Part 220 (or its successor), and subject to applicable securities law restrictions and tax withholdings, or (ii) by any other means which the Committee, in its discretion, determines to be consistent with the Plan's purpose and applicable law.

As soon as practicable after receipt of a written notification of exercise and full payment, the Company shall deliver to or on behalf of the Grantee, in the name of the Grantee or other appropriate recipient, Share certificates for the number of Shares purchased under the Stock Option. Such delivery shall be effected for all purposes when a stock transfer agent of the Company shall have deposited such certificates in the United States mail, addressed to Grantee or other appropriate recipient.

During the lifetime of a Grantee, each Option granted to him shall be exercisable only by the Grantee (or his legal guardian in the event of his Disability) or by a broker-dealer acting on his behalf pursuant to a cashless exercise under the foregoing provisions of this *Section 2.3(a)*. No Option shall be assignable or transferable by Grantee otherwise than by will or by the laws of descent and distribution.

(b) ***Restrictions on Share Transferability***. The Committee may impose such restrictions on any Shares acquired pursuant to the exercise of a Stock Option as it may deem advisable, including, without limitation, restrictions under (i) any buy/sell agreement or right of first refusal, (ii) any applicable federal securities laws, (iii) the requirements of any stock exchange or market upon which such Shares are then listed and/or traded, or (iv) any blue sky or state securities law applicable to such Shares. Any certificate issued to evidence Shares issued upon the exercise of an Incentive Award may bear such legends and statements as the Committee shall deem advisable to assure compliance with federal and state laws and regulations.

Any Grantee or other person exercising an Incentive Award may be required by the Committee to give a written representation that the Incentive Award and the Shares subject to the Incentive Award will be acquired for investment and not with a view to public distribution; provided, however, that the Committee, in its sole discretion, may release any person receiving an Incentive Award from any such representations either prior to or subsequent to the exercise of the Incentive Award.

(c) ***Notification of Disqualifying Disposition of Shares from Incentive Stock Options***. Notwithstanding any other provision of the Plan, a Grantee who disposes of Shares of Common Stock acquired upon the exercise of an Incentive Stock Option by a sale or exchange either (i) within two (2) years after the date of the grant of the Incentive Stock Option under which the Shares were acquired or (ii) within one (1) year after the transfer of such Shares to him pursuant to exercise, shall promptly notify the Company of such disposition, the amount realized and his adjusted basis in such Shares.

(d) ***Proceeds of Option Exercise***. The proceeds received by the Company from the sale of Shares pursuant to Stock Options exercised under the Plan shall be used for general corporate purposes.

2.4 **Stock Appreciation Rights in Tandem with Nonstatutory Stock Options**

(a) *Grant.* The Committee may, at the time of grant of a Nonstatutory Stock Option, or at any time thereafter during the term of the Nonstatutory Stock Option, grant Stock Appreciation Rights with respect to all or any portion of the Shares of Common Stock covered by such Nonstatutory Stock Option. A Stock Appreciation Right in tandem with a Nonstatutory Stock Option is referred to herein as a ''*Tandem SAR.*''

(b) *General Provisions.* The terms and conditions of each Tandem SAR shall be evidenced by an Incentive Agreement. The Option Price per Share of a Tandem SAR shall be fixed in the Incentive Agreement and shall not be less than one hundred percent (100%) of the Fair Market Value of a Share on the grant date of the Nonstatutory Stock Option to which it relates.

(c) *Exercise.* A Tandem SAR may be exercised at any time the Nonstatutory Stock Option to which it relates is then exercisable, but only to the extent such Nonstatutory Stock Option is exercisable, and shall otherwise be subject to the conditions applicable to such Nonstatutory Stock Option. When a Tandem SAR is exercised, the Nonstatutory Stock Option to which it relates shall terminate to the extent of the number of Shares with respect to which the Tandem SAR is exercised. Similarly, when a Nonstatutory Stock Option is exercised, the Tandem SARs relating to the Shares covered by such Nonstatutory Stock Option exercise shall terminate. Any Tandem SAR which is outstanding on the last day of the term of the related Nonstatutory Stock Option shall be automatically exercised on such date for cash, without the need for any action by the Grantee, to the extent of any Appreciation.

(d) *Settlement.* Upon exercise of a Tandem SAR, the holder shall receive, for each Share with respect to which the Tandem SAR is exercised, an amount equal to the Appreciation. The Appreciation shall be payable in cash, Common Stock, or a combination of both, as specified in the Incentive Agreement (or in the discretion of the Committee if not so specified). The Appreciation shall be paid within 30 calendar days of the exercise of the Tandem SAR. The number of Shares of Common Stock which shall be issuable upon exercise of a Tandem SAR shall be determined by dividing (1) by (2), where (1) is the number of Shares as to which the Tandem SAR is exercised multiplied by the Appreciation in such shares and (2) is the Fair Market Value of a Share on the exercise date.

2.5 **Stock Appreciation Rights Independent of Nonstatutory Stock Options**

(a) *Grant.* The Committee may grant Stock Appreciation Rights independent of Nonstatutory Stock Options (''*Independent SARs*'').

(b) *General Provisions.* The terms and conditions of each Independent SAR shall be evidenced by an Incentive Agreement. The exercise price per share of Common Stock shall be not less than one hundred percent (100%) of the Fair Market Value of a Share of Common Stock on the date of grant of the Independent SAR. The term of an Independent SAR shall be determined by the Committee.

    (c) *Exercise*. Independent SARs shall be exercisable at such time and subject to such terms and conditions as the Committee shall specify in the Incentive Agreement for the Independent SAR grant.

    (d) *Settlement*. Upon exercise of an Independent SAR, the holder shall receive, for each Share specified in the Independent SAR grant, an amount equal to the Spread. The Spread shall be payable in cash, Common Stock, or a combination of both, in the discretion of the Committee or as specified in the Incentive Agreement. The Spread shall be paid within 30 calendar days of the exercise of the Independent SAR. The number of Shares of Common Stock which shall be issuable upon exercise of an Independent SAR shall be determined by dividing (1) by (2), where (1) is the number of Shares as to which the Independent SAR is exercised multiplied by the Spread in such Shares and (2) is the Fair Market Value of a Share on the exercise date.

## 2.6 Reload Options

    At the discretion of the Committee, the Grantee may be granted under an Incentive Agreement, replacement Stock Options under the Plan that permit the Grantee to purchase an additional number of Shares equal to the number of previously owned Shares surrendered by the Grantee to pay all or a portion of the Option Price upon exercise of his Stock Options. The terms and conditions of such replacement Stock Options shall be set forth in the Incentive Agreement.

## 2.7 Supplemental Payment on Exercise of Nonstatutory Stock Options or Stock Appreciation Rights

    The Committee, either at the time of grant or as of the time of exercise of any Nonstatutory Stock Option or Stock Appreciation Right, may provide in the Incentive Agreement for a Supplemental Payment by the Company to the Grantee with respect to the exercise of any Nonstatutory Stock Option or Stock Appreciation Right. The Supplemental Payment shall be in the amount specified by the Committee, which amount shall not exceed the amount necessary to pay the federal and state income tax payable with respect to both the exercise of the Nonstatutory Stock Option and/or Stock Appreciation Right and the receipt of the Supplemental Payment, assuming the holder is taxed at either the maximum effective income tax rate applicable thereto or at a lower tax rate as deemed appropriate by the Committee. The Committee shall have the discretion to grant Supplemental Payments that are payable solely in cash or Supplemental Payments that are payable in cash, Common Stock, or a combination of both, as determined by the Committee at the time of payment.

## SECTION 3.

## RESTRICTED STOCK

3.1  **Award of Restricted Stock**

(a)  *Grant*. In consideration of the performance of Employment by any Grantee who is an Employee, Consultant or Outside Director, Shares of Restricted Stock may be awarded under the Plan by the Committee with such restrictions during the Restriction Period as the Committee may designate in its discretion, any of which restrictions may differ with respect to each particular Grantee. Restricted Stock shall be awarded for no additional consideration or such additional consideration as the Committee may determine, which consideration may be less than, equal to or more than the Fair Market Value of the shares of Restricted Stock on the grant date. The terms and conditions of each grant of Restricted Stock shall be evidenced by an Incentive Agreement.

(b)  *Immediate Transfer Without Immediate Delivery of Restricted Stock*. Unless otherwise specified in the Grantee's Incentive Agreement, each Restricted Stock Award shall constitute an immediate transfer of the record and beneficial ownership of the Shares of Restricted Stock to the Grantee in consideration of the performance of services as an Employee, Consultant or Outside Director, as applicable, entitling such Grantee to all voting and other ownership rights in such Shares.

As specified in the Incentive Agreement, a Restricted Stock Award may limit the Grantee's dividend rights during the Restriction Period in which the shares of Restricted Stock are subject to a "substantial risk of forfeiture" (within the meaning given to such term under Code Section 83) and restrictions on transfer. In the Incentive Agreement, the Committee may apply any restrictions to the dividends that the Committee deems appropriate.  Without limiting the generality of the preceding sentence, if the grant or vesting of Shares of Restricted Stock granted to a Covered Employee, if applicable, is designed to comply with the requirements of the Performance-Based Exception, the Committee may apply any restrictions it deems appropriate to the payment of dividends declared with respect to such Shares of Restricted Stock, such that the dividends and/or the Shares of Restricted Stock maintain eligibility for the Performance-Based Exception. In the event that any dividend constitutes a derivative security or an equity security pursuant to the rules under Section 16 of the Exchange Act, if applicable, such dividend shall be subject to a vesting period equal to the remaining vesting period of the Shares of Restricted Stock with respect to which the dividend is paid.

Shares awarded pursuant to a grant of Restricted Stock may be issued in the name of the Grantee and held, together with a stock power endorsed in blank, by the Committee or Company (or their delegates) or in trust or in escrow pursuant to an agreement satisfactory to the Committee, as determined by the Committee, until such time as the restrictions on transfer have expired. All such terms and conditions shall be set forth in the particular Grantee's Incentive Agreement. The Company or Committee (or their delegates) shall issue to the Grantee a receipt evidencing the certificates held by it which are registered in the name of the Grantee.

3.2 **Restrictions**

(a) *Forfeiture of Restricted Stock*. Restricted Stock awarded to a Grantee may be subject to the following restrictions until the expiration of the Restriction Period: (i) a restriction that constitutes a "substantial risk of forfeiture" (as defined in Code Section 83), or a restriction on transferability; (ii) unless otherwise specified by the Committee in the Incentive Agreement, the Restricted Stock that is subject to restrictions which are not satisfied shall be forfeited and all rights of the Grantee to such Shares shall terminate; and (iii) any other restrictions that the Committee determines in advance are appropriate, including, without limitation, rights of repurchase or first refusal in the Company or provisions subjecting the Restricted Stock to a continuing substantial risk of forfeiture in the hands of any transferee. Any such restrictions shall be set forth in the particular Grantee's Incentive Agreement.

(b) *Issuance of Certificates*. Reasonably promptly after the date of grant with respect to Shares of Restricted Stock, the Company shall cause to be issued a stock certificate, registered in the name of the Grantee to whom such Shares of Restricted Stock were granted, evidencing such Shares; provided, however, that the Company shall not cause to be issued such a stock certificate unless it has received a stock power duly endorsed in blank with respect to such Shares. Each such stock certificate shall bear the following legend or any other legend approved by the Company:

> *The transferability of this certificate and the shares of stock represented hereby are subject to the restrictions, terms and conditions (including forfeiture and restrictions against transfer) contained in the Sanders Morris Harris Group Inc. 1998 Incentive Plan and an Incentive Agreement entered into between the registered owner of such shares and Sanders Morris Harris Group Inc. A copy of the Plan and Incentive Agreement are on file in the corporate offices of Sanders Morris Harris Group Inc.*

Such legend shall not be removed from the certificate evidencing such Shares of Restricted Stock until such Shares vest pursuant to the terms of the Incentive Agreement.

(c) *Removal of Restrictions*. The Committee, in its discretion, shall have the authority to remove any or all of the restrictions on the Restricted Stock if it determines that, by reason of a change in applicable law or another change in circumstance arising after the grant date of the Restricted Stock, such action is appropriate.

### 3.3 Delivery of Shares of Common Stock

Subject to withholding taxes under Section 7.3 and to the terms of the Incentive Agreement, a stock certificate evidencing the Shares of Restricted Stock with respect to which the restrictions in the Incentive Agreement have been satisfied shall be delivered to the Grantee or other appropriate recipient free of restrictions. Such delivery shall be effected for all purposes when the Company shall have deposited such certificate in the United States mail, addressed to the Grantee or other appropriate recipient.

### 3.4 Supplemental Payment on Vesting of Restricted Stock

The Committee, either at the time of grant or vesting of Restricted Stock, may provide for a Supplemental Payment by the Company to the holder in an amount specified by the Committee, which amount shall not exceed the amount necessary to pay the federal and state income tax payable with respect to both the vesting of the Restricted Stock and receipt of the Supplemental Payment, assuming the Grantee is taxed at either the maximum effective income tax rate applicable thereto or at a lower tax rate as deemed appropriate by the Committee. The Committee shall have the discretion to grant Supplemental Payments that are payable solely in cash or Supplemental Payments that are payable in cash, Common Stock, or a combination of both, as determined by the Committee at the time of payment.

## SECTION 4.

## PERFORMANCE UNITS AND PERFORMANCE SHARES

### 4.1 Performance Based Awards

(a) *Grant*. The Committee is authorized to grant Performance Units and Performance Shares to selected Grantees who are Employees or Consultants. Each grant of Performance Units and/or Performance Shares shall be evidenced by an Incentive Agreement in such amounts and upon such terms as shall be determined by the Committee. The Committee may make grants of Performance Units or Performance Shares in such a manner that more than one Performance Period is in progress concurrently. For each Performance Period, the Committee shall establish the number of Performance Units or Performance Shares and their contingent values which may vary depending on the degree to which performance criteria established by the Committee are met.

(b) *Performance Criteria*. At the beginning of each Performance Period, the Committee shall (i) establish for such Performance Period specific financial or non-financial performance objectives that the Committee believes are relevant to the Company's business objectives; (ii) determine the value of a Performance Unit or the number of Shares under a

Performance Share grant relative to performance objectives; and (iii) notify each Grantee in writing of the established performance objectives and, if applicable, the minimum, target, and maximum value of Performance Units or Performance Shares for such Performance Period.

(c) *Modification*. If the Committee determines, in its discretion exercised in good faith, that the established performance measures or objectives are no longer suitable to the Company's objectives because of a change in the Company's business, operations, corporate structure, capital structure, or other conditions the Committee deems to be appropriate, the Committee may modify the performance measures and objectives to the extent it considers to be necessary. The Committee shall determine whether any such modification would cause the Performance Unit or Performance Share to fail to qualify for the Performance-Based Exception, if applicable.

(d) *Payment*. The basis for payment of Performance Units or Performance Shares for a given Performance Period shall be the achievement of those performance objectives determined by the Committee at the beginning of the Performance Period as specified in the Grantee's Incentive Agreement. If minimum performance is not achieved for a Performance Period, no payment shall be made and all contingent rights shall cease. If minimum performance is achieved or exceeded, the value of a Performance Unit or Performance Share may be based on the degree to which actual performance exceeded the preestablished minimum performance standards. The amount of payment shall be determined by multiplying the number of Performance Units or Performance Shares granted at the beginning of the Performance Period times the final Performance Unit or Performance Share value. Payments shall be made, in the discretion of the Committee as specified in the Incentive Agreement, solely in cash or Common Stock, or a combination of cash and Common Stock, following the close of the applicable Performance Period.

(e) *Special Rule for Covered Employees*. The Committee may establish performance goals applicable to Performance Units or Performance Shares awarded to Covered Employees in such a manner as shall permit payments with respect thereto to qualify for the Performance-Based Exception, if applicable. If a Performance Unit or Performance Share granted to a Covered Employee is intended to comply with the Performance-Based Exception, the Committee in establishing performance goals shall be guided by Treasury Regulation § 1.162-27(e)(2) (or its successor).

**4.2 Supplemental Payment on Vesting of Performance Units or Performance Shares**

The Committee, either at the time of grant or at the time of vesting of Performance Units or Performance Shares, may provide for a Supplemental Payment by the Company to the Grantee in an amount specified by the Committee, which amount shall not exceed the amount necessary to pay the federal and state income tax payable with respect to both the vesting of such Performance Units or Performance

Shares and receipt of the Supplemental Payment, assuming the Grantee is taxed at either the maximum effective income tax rate applicable thereto or at a lower tax rate as seemed appropriate by the Committee. The Committee shall have the discretion to grant Supplemental Payments that are payable in cash, Common Stock, or a combination of both, as determined by the Committee at the time of payment.

## SECTION 5.

## OTHER STOCK-BASED AWARDS

### 5.1 Grant of Other Stock-Based Awards

Other Stock-Based Awards may be awarded by the Committee to selected Grantees that are denominated or payable in, valued in whole or in part by reference to, or otherwise related to, Shares of Common Stock, as deemed by the Committee to be consistent with the purposes of the Plan and the goals of the Company. Other types of Stock-Based Awards include, without limitation, Deferred Stock, purchase rights, Shares of Common Stock awarded which are not subject to any restrictions or conditions, convertible or exchangeable debentures, other rights convertible into Shares, Incentive Awards valued by reference to the value of securities of or the performance of a specified Subsidiary, division or department, and settlement in cancellation of rights of any person with a vested interest in any other plan, fund, program or arrangement that is or was sponsored, maintained or participated in by the Company or any Parent or Subsidiary. As is the case with other Incentive Awards, Other Stock-Based Awards may be awarded either alone or in addition to or in tandem with any other Incentive Awards.

### 5.2 Other Stock-Based Award Terms

(a) *Written Agreement.* The terms and conditions of each grant of an Other Stock-Based Award shall be evidenced by an Incentive Agreement.

(b) *Purchase Price.* Except to the extent that an Other Stock-Based Award is granted in substitution for an outstanding Incentive Award or is delivered upon exercise of a Stock Option, the amount of consideration required to be received by the Company shall be either (i) no consideration other than services actually rendered (in the case of authorized and unissued shares) or to be rendered, or (ii) in the case of an Other Stock-Based Award in the nature of a purchase right, consideration (other than services rendered or to be rendered) at least equal to 50% of the Fair Market Value of the Shares covered by such grant on the date of grant (or such percentage higher than 50% that is required by any applicable tax or securities law).

(c) *Performance Criteria and Other Terms.* In its discretion, the Committee may specify such criteria, periods or goals for vesting in Other Stock-Based Awards and payment thereof to the Grantee as it shall determine; and the extent to which such criteria, periods or goals have been met shall be determined by the Committee. All terms and conditions of Other Stock-Based Awards shall be determined by the Committee and set forth in the Incentive Agreement. The Committee may also provide for a Supplemental Payment similar to such payment as described in *Section 4.2.*

(d) *Payment*. Other Stock-Based Awards may be paid in Shares of Common Stock or other consideration related to such Shares, in a single payment or in installments on such dates as determined by the Committee, all as specified in the Incentive Agreement.

(e) *Dividends*. The Grantee of an Other Stock-Based Award shall be entitled to receive, currently or on a deferred basis, dividends or dividend equivalents with respect to the number of Shares covered by the Other Stock-Based Award, as determined by the Committee and set forth in the Incentive Agreement. The Committee may also provide in the Incentive Agreement that such amounts (if any) shall be deemed to have been reinvested in additional Shares of Common Stock.

## SECTION 6.

### PROVISIONS RELATING TO PLAN PARTICIPATION

6.1 **Plan Conditions**

(a) *Incentive Agreement*. Each Grantee to whom an Incentive Award is granted shall be required to enter into an Incentive Agreement with the Company, in such a form as is provided by the Committee. The Incentive Agreement shall contain specific terms as determined by the Committee, in its discretion, with respect to the Grantee's particular Incentive Award. Such terms need not be uniform among all Grantees or any similarly-situated Grantees. The Incentive Agreement may include, without limitation, vesting, forfeiture and other provisions particular to the particular Grantee's Incentive Award, as well as, for example, provisions to the effect that the Grantee (i) shall not disclose any confidential information acquired during Employment with the Company, (ii) shall abide by all the terms and conditions of the Plan and such other terms and conditions as may be imposed by the Committee, (iii) shall not interfere with the employment or other service of any employee, (iv) shall not compete with the Company or become involved in a conflict of interest with the interests of the Company, (v) shall forfeit an Incentive Award if terminated for Cause, (vi) shall not be permitted to make an election under Section 83(b) of the Code when applicable, and (vii) shall be subject to any other agreement between the Grantee and the Company regarding Shares that may be acquired under an Incentive Award including, without limitation, an agreement restricting the transferability of Shares by Grantee. An Incentive Agreement shall include such terms and conditions as are determined by the Committee, in its discretion, to be appropriate with respect to any individual Grantee. The Incentive Agreement shall be signed by the Grantee to whom the Incentive Award is made and by an Authorized Officer.

(b) *No Right to Employment*. Nothing in the Plan or any instrument executed pursuant to the Plan shall create any Employment rights (including without limitation, rights to continued Employment) in any Grantee or affect the right of the Company to terminate the Employment of any Grantee at any time without regard to the existence of the Plan.

(c) *Securities Requirements*. The Company shall be under no obligation to effect the registration pursuant to the Securities Act of 1933 of any Shares of Common Stock to be issued hereunder or to effect similar compliance under any state laws. Notwithstanding anything herein to the contrary, the Company shall not be obligated to cause to be issued or delivered any certificates evidencing Shares pursuant to the Plan unless and until the Company is advised by its counsel that the issuance and delivery of such certificates is in compliance with all applicable laws, regulations of governmental authorities, and the requirements of any securities exchange on which Shares are traded. The Committee may require, as a condition of the issuance and delivery of certificates evidencing Shares of Common Stock pursuant to the terms hereof, that the recipient of such Shares make such covenants, agreements and representations, and that such certificates bear such legends, as the Committee, in its discretion, deems necessary or desirable.

If the Shares issuable on exercise of an Incentive Award are not registered under the Securities Act of 1933, the Company may imprint on the certificate for such Shares the following legend or any other legend which counsel for the Company considers necessary or advisable to comply with the Securities Act of 1933:

> THE SHARES OF STOCK REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR UNDER THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD OR TRANSFERRED EXCEPT UPON SUCH REGISTRATION OR UPON RECEIPT BY THE CORPORATION OF AN OPINION OF COUNSEL SATISFACTORY TO THE CORPORATION, IN FORM AND SUBSTANCE SATISFACTORY TO THE CORPORATION, THAT REGISTRATION IS NOT REQUIRED FOR SUCH SALE OR TRANSFER.

6.2 **Transferability**

(a) *Non-Transferable Awards and Options*. No Incentive Award and no right under the Plan, contingent or otherwise, will be (i) assignable, saleable, or otherwise transferable by a Grantee except by will or by the laws of descent and distribution, or (ii) subject to any encumbrance, pledge, lien, assignment or charge of any nature.

No transfer by will or by the laws of descent and distribution shall be effective to bind the Company unless the Committee has been furnished with a copy of the deceased Grantee's enforceable will or such other evidence as the Committee deems necessary to establish the validity of the transfer. Any attempted transfer in violation of this *Section 6.2(a)* shall be void and ineffective.

(b) ***Ability to Exercise Rights***. Subject to a beneficiary designation pursuant to *Section 7.5*, only the Grantee (or his legal guardian in the event of Grantee's Disability), or in the event of his death, his estate, may exercise Stock Options, receive cash payments and deliveries of Shares, and otherwise assume the rights of the Grantee.

### 6.3  Rights as a Stockholder

(a) ***No Stockholder Rights***. Except as otherwise provided in *Section 3.1(b)* for grants of Restricted Stock, a Grantee of an Incentive Award (or a permitted transferee of such Grantee) shall have no rights as a stockholder with respect to any Shares of Common Stock until the issuance of a stock certificate for such Shares.

(b) ***Representation of Ownership***. In the case of the exercise of an Incentive Award by a person or estate acquiring the right to exercise such Incentive Award by reason of the death or Disability of a Grantee, the Committee may require reasonable evidence as to the ownership of such Incentive Award or the authority of such person and may require such consents and releases of taxing authorities as the Committee may deem advisable.

### 6.4  Listing and Registration of Shares of Common Stock

The exercise of any Incentive Award granted hereunder shall only be effective at such time as counsel to the Company shall have determined that the issuance and delivery of Shares of Common Stock pursuant to such exercise is in compliance with all applicable laws, regulations of governmental authorities and the requirements of any securities exchange on which Shares of Common Stock are traded. The Committee may, in its discretion, defer the effectiveness of any exercise of an Incentive Award in order to allow the issuance of Shares of Common Stock to be made pursuant to registration or an exemption from registration or other methods for compliance available under federal or state securities laws. The Committee shall inform the Grantee in writing of its decision to defer the effectiveness of the exercise of an Incentive Award. During the period that the effectiveness of the exercise of an Incentive Award has been deferred, the Grantee may, by written notice to the Committee, withdraw such exercise and obtain the refund of any amount paid with respect thereto.

### 6.5  Change in Stock and Adjustments

(a) ***Changes in Law or Circumstances***. Subject to *Section 6.7* (which only applies in the event of a Change in Control), in the event of any change in applicable laws or any change in circumstances which results in or would result in any dilution of the rights granted under the Plan, or which otherwise warrants equitable adjustment because it interferes with the intended operation of the Plan, then, if the Committee should determine, in its absolute discretion, that such change equitably requires an adjustment in the number or kind of shares of stock or other securities or property theretofore subject, or which may become subject, to issuance or transfer under the Plan or in the terms and conditions of outstanding Incentive Awards, such adjustment shall be made in accordance with such determination. Such adjustments may include changes with respect to (i) the aggregate number of Shares that may be issued under the Plan, (ii) the number of Shares subject to Incentive Awards, and (iii) the price per Share for outstanding Incentive Awards. Any adjustment under this paragraph of an outstanding Incentive Stock Option shall be made only to the extent not constituting a "modification" within the meaning of Section 424(h)(3) of the Code unless otherwise agreed to by the Grantee in writing. The Committee shall give notice to each applicable Grantee of such adjustment which shall be effective and binding.

(b) *Exercise of Corporate Powers*. The existence of the Plan or outstanding Incentive Awards hereunder shall not affect in any way the right or power of the Company or its stockholders to make or authorize any or all adjustments, recapitalization, reorganization or other changes in the Company's capital structure or its business or any merger or consolidation of the Company, or any issue of bonds, debentures, preferred or prior preference stocks ahead of or affecting the Common Stock or the rights thereof, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding whether of a similar character or otherwise.

(c) *Recapitalization of the Company*. Subject to *Section 6.7*, if while there are Incentive Awards outstanding, the Company shall effect any subdivision or consolidation of Shares of Common Stock or other capital readjustment, the payment of a stock dividend, stock split, combination of Shares, recapitalization or other increase or reduction in the number of Shares outstanding, without receiving compensation therefor in money, services or property, then the number of Shares available under the Plan and the number of Incentive Awards which may thereafter be exercised shall (i) in the event of an increase in the number of Shares outstanding, be proportionately increased and the Fair Market Value of the Incentive Awards awarded shall be proportionately reduced; and (ii) in the event of a reduction in the number of Shares outstanding, be proportionately reduced, and the Fair Market Value of the Incentive Awards awarded shall be proportionately increased. The Committee shall take such action and whatever other action it deems appropriate, in its discretion, so that the value of each outstanding Incentive Award to the Grantee shall not be adversely affected by a corporate event described in this subsection (c).

(d) *Reorganization of the Company*. Subject to *Section 6.7*, if the Company is reorganized, merged or consolidated, or is a party to a plan of exchange with another corporation, pursuant to which reorganization, merger, consolidation or exchange, stockholders of the Company receive any Shares of Common Stock or other securities or property, or if the Company should distribute securities of another corporation to its stockholders, each Grantee shall be entitled to receive, in lieu of the number of unexercised Incentive Awards previously awarded, the number of Stock Options, Stock Appreciation Rights, Performance Shares or Units, Restricted Stock shares, or Other Stock-Based Awards, with a corresponding adjustment to the Fair Market Value of said Incentive Awards, to which he would have been entitled if, immediately prior to such corporate action, such Grantee had been the holder of record of a number of Shares equal to the number of the outstanding Incentive Awards payable in Shares that were previously awarded to him. For this purpose, Shares of Restricted Stock shall be treated the same as unrestricted outstanding Shares of Common Stock. In this regard, the Committee shall take whatever other action it deems appropriate to preserve the rights of Grantees holding outstanding Incentive Awards.

(e) ***Issue of Common Stock by the Company***. Except as hereinabove expressly provided in this *Section 6.5* and subject to *Section 6.7*, the issue by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, for cash or property, or for labor or services, either upon direct sale or upon the exercise of rights or warrants to subscribe therefor, or upon any conversion of shares or obligations of the Company convertible into such shares or other securities, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number of, or Fair Market Value of, any Incentive Awards then outstanding under previously granted Incentive Awards; provided, however, in such event, outstanding Shares of Restricted Stock shall be treated the same as outstanding unrestricted Shares of Common Stock.

(f) ***Acquisition of the Company***. Subject to *Section 6.7*, in the case of any sale of assets, merger, consolidation or combination of the Company with or into another corporation other than a transaction in which the Company is the continuing or surviving corporation and which does not result in the outstanding Shares being converted into or exchanged for different securities, cash or other property, or any combination thereof (an ''Acquisition''), in the absolute discretion of the Committee, any Grantee who holds an outstanding Incentive Award shall have the right (subject to any limitation applicable to the particular Incentive Award under the Plan) to receive upon exercise thereof the Acquisition Consideration (as defined below) receivable upon the Acquisition by a holder of the number of Shares which would have been obtained upon exercise of the Incentive Award immediately prior to the Acquisition. The term ''Acquisition Consideration'' shall mean the kind and amount of shares of the surviving or new corporation, cash, securities, evidence of indebtedness, other property or any combination thereof receivable in respect of one Share upon consummation of an Acquisition. The Committee, in its discretion, shall have the authority to take whatever action it deems appropriate to effectuate the provisions of this subsection (f).

(g) ***Assumption under the Plan of Outstanding Stock Options***. Notwith-standing any other provision of the Plan, the Committee, in its absolute discretion, may authorize the assumption and continuation under the Plan of outstanding and unexercised stock options or other types of stock-based incentive awards that were granted under a stock option plan (or other type of stock incentive plan or agreement) that is or was maintained by a corporation or other entity that was merged into, consolidated with, or whose stock or assets were acquired by, the Company as the surviving corporation. Any such action shall be upon such terms and conditions as the Committee, in its discretion, may deem appropriate, including provisions to preserve the holder's rights under the previously granted and unexercised stock option or other stock-based incentive award, such as, for example, retaining an existing exercise price under an outstanding stock option. Any such assumption and continuation of any such previously granted and unexercised incentive award shall be treated as an outstanding Incentive Award under the Plan and shall thus count against the number of Shares reserved for issuance pursuant to *Section 1.4*. With respect to an incentive stock option (as described in Section 422 of the Code) subject to this subsection (g), no adjustment to such option shall be made to the extent constituting a ''modification'' within the meaning of Section 424(h)(3) of the Code unless otherwise agreed to by the optionee in writing.

(h) ***Assumption of Incentive Awards by a Successor***. Notwithstanding any other provision hereof, in the event of a dissolution or liquidation of the Company, a sale of all or substantially all of the Company's assets, a merger or consolidation involving the Company in which the Company is not the surviving corporation, or a merger or consolidation involving the Company in which the Company is the surviving corporation but the holders of Shares of Common Stock receive securities of another corporation and/or other property, including cash, the Committee shall, in its absolute discretion, have the right and power to:

(i) cancel, effective immediately prior to the occurrence of such corporate event, each outstanding Incentive Award (whether or not then exercisable), and, in full consideration of such cancellation, pay to the Grantee to whom such Incentive Award was granted an amount in cash equal to the excess of (A) the value, as determined by the Committee, in its absolute discretion, of the property (including cash) received by the holder of a Share of Common Stock as a result of such event over (B) the exercise price of such Incentive Award, if any; or

(ii) provide for the exchange of each Incentive Award outstanding immediately prior to such corporate event (whether or not then exercisable) for an incentive award on some or all of the property for which such Incentive Award is exchanged and, incident thereto, make an equitable adjustment as determined by the Committee, in its absolute discretion, in the exercise price of the incentive award, if any, or the number of shares or amount of property (including cash) subject to the Incentive Award or, if appropriate, provide for a cash payment to the Grantee to whom such Incentive Award was granted in consideration for the exchange of the Incentive Award.

The Committee, in its discretion, shall have the authority to take whatever action it deems appropriate to effectuate the provisions of this subsection (h).

6.6 **Termination of Employment, Death, Disability and Retirement**

(a) ***Termination of Employment***. Unless otherwise expressly provided in the Grantee's Incentive Agreement, if the Grantee's Employment is terminated for any reason other than due to his death, Disability, Retirement or for Cause, any non-vested portion of any Stock Option or other applicable Incentive Award at the time of such termination shall automatically expire and terminate and no further vesting shall occur after the termination date. In such event, except as otherwise expressly provided in his Incentive Agreement, the Grantee shall be entitled to exercise his rights only with respect to the portion of the Incentive Award that was vested as of the termination date for a period that shall end on the earlier of (i) the expiration date set forth in the Incentive Agreement with respect to the vested portion of such Incentive Award or (ii) the date that occurs ninety (90) calendar days after his termination date.

(b) ***Termination of Employment for Cause***. Unless otherwise expressly provided in the Grantee's Incentive Agreement, in the event of the termination of a Grantee's Employment for Cause, all vested and non-vested Stock Options and other Incentive Awards granted to such Grantee shall immediately expire, and shall not be exercisable to any extent, as of 12:01 a.m. (CST) on the date of such termination of Employment.

(c) ***Retirement***. Unless otherwise expressly provided in the Grantee's Incentive Agreement, upon the Retirement of any Employee who is a Grantee:

(i) any non-vested portion of any outstanding Option or other Incentive Award shall immediately terminate and no further vesting shall occur; and

(ii) any vested Option or other Incentive Award shall expire on the earlier of (A) the expiration date set forth in the Incentive Agreement for such Incentive Award; or (B) the expiration of (1) six months after the date of Retirement in the case of any Incentive Award other than an Incentive Stock Option, or (2) three months after the date of Retirement in the case of an Incentive Stock Option.

(d) ***Disability or Death***. Unless otherwise expressly provided in the Grantee's Incentive Agreement, upon termination of Employment as a result of the Grantee's Disability or death:

(i) any nonvested portion of any outstanding Option or other applicable Incentive Award shall immediately terminate upon termination of Employment and no further vesting shall occur; and

(ii) any vested Incentive Award shall expire on the earlier of either (A) the expiration date set forth in the Incentive Agreement or (B) the one year anniversary date of the Grantee's termination of Employment date.

In the case of any vested Incentive Stock Option held by an Employee following termination of Employment, notwithstanding the definition of "Disability" in *Section 1.2*, whether the Employee has incurred a "Disability" for purposes of determining the length of the Option exercise period following termination of Employment under this paragraph (d) shall be determined by reference to Section 22(e)(3) of the Code to the extent required by Section 422(c)(6) of the Code. The Committee shall determine whether a Disability for purposes of this subsection (d) has occurred.

(e) *Continuation*. Subject to the conditions and limitations of the Plan and applicable law and regulation in the event that a Grantee ceases to be an Employee, Outside Director or Consultant, as applicable, for whatever reason, the Committee and Grantee may mutually agree with respect to any outstanding Option or other Incentive Award then held by the Grantee (i) for an acceleration or other adjustment in any vesting schedule applicable to the Incentive Award, (ii) for a continuation of the exercise period following termination for a longer period than is otherwise provided under such Incentive Award, or (iii) to any other change in the terms and conditions of the Incentive Award. In the event of any such change to an outstanding Inventive Award, a written amendment to the Grantee's Incentive Agreement shall be required.

## 6.7 Change in Control

Notwithstanding any contrary provision in the Plan, in the event of a Change in Control (as defined below), the following actions shall automatically occur as of the day immediately preceding the Change in Control date unless expressly provided otherwise in the Grantee's Incentive Agreement:

(a) all of the Stock Options and Stock Appreciation Rights then outstanding shall become 100% vested and immediately and fully exercisable;

(b) all of the restrictions and conditions of any Restricted Stock and any Other Stock-Based Awards then outstanding shall be deemed satisfied, and the Restriction Period with respect thereto shall be deemed to have expired; and

(c) all of the Performance Shares, Performance Units and any Other Stock-Based Awards shall become fully vested, deemed earned in full, and promptly paid within thirty (30) days to the affected Grantees without regard to payment schedules and notwithstanding that the applicable performance cycle, retention cycle or other restrictions and conditions have not been completed or satisfied.

Notwithstanding any other provision of this Plan, unless otherwise expressly provided in the Grantee's Incentive Agreement, the provisions of this *Section 6.7* may not be terminated, amended, or modified to adversely affect any Incentive Award theretofore granted under the Plan without the prior written consent of the Grantee with respect to his outstanding Incentive Awards subject, however, to the last paragraph of this *Section 6.7.*

For all purposes of this Plan, a "**Change in Control**" of the Company shall be deemed to occur if:

(a) There is an acquisition by a "person" as such term is used in Sections 13(d) and 14(d) of the Exchange Act (a **"Person"**) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of thirty percent (30%) or more of the total voting power of all the Company's then outstanding securities entitled to vote generally in the election of directors to the Board; provided, however, that for purposes of this subsection (a), the following acquisitions shall not constitute a Change in Control: (i) any acquisition by the Company or its Parent or Subsidiaries, (ii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or its Parent or Subsidiaries, or (iii) any acquisition consummated with the prior approval of the Board; or

(b) During a period of two consecutive calendar years, individuals who at the beginning of such period constitute the Board, and any new director(s) whose election by the Board or nomination for election by the Company's shareholders was approved by a vote of at least two-thirds of the directors then still in office, who either were directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority of the Board; or

(c) The Company becomes a party to a merger, plan of reorganization, consolidation or share exchange in which either (i) the Company will not be the surviving corporation or (ii) the Company will be the surviving corporation and any outstanding shares of the Company's common stock will be converted into shares of any other company (other than a reincorporation or the establishment of a holding company involving no change of ownership of the Company) or other securities, cash or other property (excluding payments made solely for fractional shares); or

(d) The shareholders of the Company approve a merger, plan of reorganization, consolidation or share exchange with any other corporation, and immediately following such merger, plan of reorganization, consolidation or share exchange the holders of the voting securities of the Company outstanding immediately prior thereto hold securities representing fifty percent (50%) or less of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger, plan of reorganization, consolidation or share exchange; *provided, however*, that notwithstanding the foregoing, no Change in Control shall be deemed to have occurred if one-half (½) or more of the members of the Board of the Company

31

or such surviving entity immediately after such merger, plan of reorganization, consolidation or share exchange is comprised of persons who served as directors of the Company immediately prior to such merger, plan of reorganization, consolidation or share exchange or who are otherwise designees of the Company; or

(e)  Upon approval by the Company's stockholders of a complete liquidation and dissolution of the Company or the sale or other disposition of all or substantially all of the assets of the Company other than to a Parent or Subsidiary; or

(f)  Any other event that a majority of the Board, in its sole discretion, shall determine constitutes a Change in Control hereunder.

Notwithstanding the occurrence of any of the foregoing events of this *Section 6.7* which would otherwise result in a Change in Control, the Board may determine in its discretion, if it deems it to be in the best interest of the Company, that an event or events otherwise constituting a Change in Control shall not be deemed a Change in Control hereunder. Such determination shall be effective only if it is made by the Board prior to the occurrence of an event that otherwise would be a Change in Control, or after such event if made by the Board a majority of which is composed of directors who were members of the Board immediately prior to the event that otherwise would be or probably would lead to a Change in Control.

## 6.8  **Exchange of Incentive Awards**

The Committee may, in its discretion, permit any Grantee to surrender outstanding Incentive Awards in order to exercise or realize his rights under other Incentive Awards or in exchange for the grant of new Incentive Awards, or require holders of Incentive Awards to surrender outstanding Incentive Awards (or comparable rights under other plans or arrangements) as a condition precedent to the grant of new Incentive Awards.

## 6.9  **Financing**

The Company may extend and maintain, or arrange for and guarantee, the extension and maintenance of financing to any Grantee to purchase Shares pursuant to exercise of an Incentive Award upon such terms as are approved by the Committee in its discretion.

## SECTION 7.

## GENERAL

### 7.1 Effective Date and Grant Period

This Plan is adopted by the Board effective as of October 1, 1998 (the **"Effective Date"**) subject to the approval of the stockholders of the Company by September 30, 1999. Incentive Awards may be granted under the Plan at any time prior to receipt of such stockholder approval; provided, however, if the requisite stockholder approval is not obtained then any Incentive Awards granted hereunder shall automatically become null and void and of no force or effect. Unless sooner terminated by the Board, no Incentive Award shall be granted under the Plan after ten (10) years from the Effective Date.

### 7.2 Funding and Liability of Company

No provision of the Plan shall require the Company, for the purpose of satisfying any obligations under the Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made, or otherwise to segregate any assets. In addition, the Company shall not be required to maintain separate bank accounts, books, records or other evidence of the existence of a segregated or separately maintained or administered fund for purposes of the Plan. Although bookkeeping accounts may be established with respect to Grantees who are entitled to cash, Common Stock or rights thereto under the Plan, any such accounts shall be used merely as a bookkeeping convenience. The Company shall not be required to segregate any assets that may at any time be represented by cash, Common Stock or rights thereto. The Plan shall not be construed as providing for such segregation, nor shall the Company, the Board or the Committee be deemed to be a trustee of any cash, Common Stock or rights thereto. Any liability or obligation of the Company to any Grantee with respect to an Incentive Award shall be based solely upon any contractual obligations that may be created by this Plan and any Incentive Agreement, and no such liability or obligation of the Company shall be deemed to be secured by any pledge or other encumbrance on any property of the Company. Neither the Company, the Board nor the Committee shall be required to give any security or bond for the performance of any obligation that may be created by the Plan.

### 7.3 Withholding Taxes

(a) *Tax Withholding.* The Company shall have the power and the right to deduct or withhold, or require a Grantee to remit to the Company, an amount sufficient to satisfy federal, state, and local taxes, domestic or foreign, required by law or regulation to be withheld with respect to any taxable event arising as a result of the Plan or an Incentive Award hereunder.

(b) *Share Withholding.* With respect to tax withholding required upon the exercise of Stock Options or SARs, upon the lapse of restrictions on Restricted Stock, or upon any other taxable event arising as a result of any Incentive Awards, Grantees may elect, subject to the approval of the Committee in its discretion, to satisfy the withholding requirement, in whole or in part, by having the Company withhold Shares having a Fair Market Value on the date the tax is to be determined equal to the minimum statutory total tax which could be imposed on the transaction. All such elections shall be made in writing, signed by the Grantee, and shall be subject to any restrictions or limitations that the Committee, in its discretion, deems appropriate.

(c) *Incentive Stock Options*. With respect to Shares received by a Grantee pursuant to the exercise of an Incentive Stock Option, if such Grantee disposes of any such Shares within (i) two years from the date of grant of such Option or (ii) one year after the transfer of such shares to the Grantee, the Company shall have the right to withhold from any salary, wages or other compensation payable by the Company to the Grantee an amount sufficient to satisfy federal, state and local tax withholding requirements attributable to such disqualifying disposition.

(d) *Loans*. The Committee may provide for loans, on either a short term or demand basis, from the Company to a Grantee who is an Employee or Consultant to permit the payment of taxes required by law.

## 7.4 No Guarantee of Tax Consequences

Neither the Company nor the Committee makes any commitment or guarantee that any federal, state or local tax treatment will apply or be available to any person participating or eligible to participate hereunder.

## 7.5 Designation of Beneficiary by Participant

Each Grantee may, from time to time, name any beneficiary or beneficiaries (who may be named contingently or successively) to whom any benefit under the Plan is to be paid in case of his death before he receives any or all of such benefit. Each such designation shall revoke all prior designations by the same Grantee, shall be in a form prescribed by the Committee, and will be effective only when filed by the Grantee in writing with the Committee during the Grantee's lifetime. In the absence of any such designation, benefits remaining unpaid at the Grantee's death shall be paid to the Grantee's estate.

## 7.6 Deferrals

The Committee may permit a Grantee to defer such Grantee's receipt of the payment of cash or the delivery of Shares that would, otherwise be due to such Grantee by virtue of the lapse or waiver of restrictions with respect to Restricted Stock, or the satisfaction of any requirements or goals with respect to Performance Units, Performance Shares or Other Stock-Based Awards. If any such deferral election is permitted, the Committee shall, in its discretion, establish rules and procedures for such payment deferrals to the extent consistent with the Code.

7.7 **Amendment and Termination**

The Board shall have complete power and authority to terminate or amend the Plan at any time; provided, however, if the Company is a Publicly Held Corporation, the Board shall not, without the approval of the stockholders of the Company within the time period required by applicable law, (a) except as provided in *Section 6.5*, increase the maximum number of Shares which may be issued under the Plan pursuant to *Section 1.4*, (b) amend the requirements as to the class of Employees eligible to purchase Common Stock under the Plan, (c) to the extent applicable, increase the maximum limits on Incentive Awards to Covered Employees as set for compliance with the Performance-Based Exception, (d) extend the term of the Plan, or (e) to the extent applicable, decrease the authority granted to the Committee under the Plan in contravention of Rule 16b-3 under the Exchange Act.

No termination, amendment, or modification of the Plan shall adversely affect in any material way any outstanding Incentive Award previously granted to a Grantee under the Plan, without the written consent of such Grantee or other designated holder of such Incentive Award.

In addition, to the extent that the Committee determines that (a) the listing for qualification requirements of any national securities exchange or quotation system on which the Company's Common Stock is then listed or quoted, if applicable, or (b) the Code (or regulations promulgated thereunder), require stockholder approval in order to maintain compliance with such listing requirements or to maintain any favorable tax advantages or qualifications, then the Plan shall not be amended in such respect without approval of the Company's stockholders.

7.8 **Requirements of Law**

The granting of Incentive Awards and the issuance of Shares under the Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required. Certificates evidencing shares of Common Stock delivered under this Plan (to the extent that such shares are so evidenced) may be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the rules and regulations of the Securities and Exchange Commission, any securities exchange or transaction reporting system upon which the Common Stock is then listed or to which it is admitted for quotation, and any applicable federal or state securities law, if applicable. The Committee may cause a legend or legends to be placed upon such certificates (if any) to make appropriate reference to such restrictions.

7.9 **Rule 16b-3 Securities Law Compliance**

With respect to Insiders to the extent applicable, transactions under the Plan are intended to comply with all applicable conditions of Rule 16b-3 under the Exchange Act. Any ambiguities or inconsistencies in the construction of an Incentive Award or the Plan shall be interpreted to give effect to such intention. However, to the extent any provision of the Plan or action by the Committee fails to so comply, it shall be deemed null and void to the extent permitted by law and deemed advisable by the Committee in its discretion.

### 7.10 Compliance with Code Section 162(m)

While the Company is a Publicly Held Corporation, unless otherwise determined by the Committee with respect to any particular Incentive Award, it is intended that the Plan shall comply fully with the applicable requirements so that any Incentive Awards subject to Section 162(m) that are granted to Covered Employees shall qualify for the Performance-Based Exception. If any provision of the Plan or an Incentive Agreement would disqualify the Plan or would not otherwise permit the Plan or Incentive Award to comply with the Performance-Based Exception as so intended, such provision shall be construed or deemed to be amended to conform to the requirements of the Performance-Based Exception to the extent permitted by applicable law and deemed advisable by the Committee; provided, however, no such construction or amendment shall have an adverse effect on the prior grant of an Incentive Award or the economic value to a Grantee of any outstanding Incentive Award.

### 7.11 Successors

All obligations of the Company under the Plan with respect to Incentive Awards granted hereunder shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company.

### 7.12 Miscellaneous Provisions

(a)   No Employee, Consultant, Outside Director, or other person shall have any claim or right to be granted an Incentive Award under the Plan. Neither the Plan, nor any action taken hereunder, shall be construed as giving any Employee, Consultant, or Outside Director any right to be retained in the Employment or other service of the Company or any Parent or Subsidiary.

(b)   No Shares of Common Stock shall be issued hereunder unless counsel for the Company is then reasonably satisfied that such issuance will be in compliance with federal and state securities laws, if applicable.

(c)   The expenses of the Plan shall be borne by the Company.

(d)   By accepting any Incentive Award, each Grantee and each person claiming by or through him shall be deemed to have indicated his acceptance of the Plan.

7.13 **Severability**

In the event that any provision of this Plan shall be held illegal, invalid or unenforceable for any reason, such provision shall be fully severable, but shall not affect the remaining provisions of the Plan, and the Plan shall be construed and enforced as if the illegal, invalid, or unenforceable provision was not included herein.

7.14 **Gender, Tense and Headings**

Whenever the context so requires, words of the masculine gender used herein shall include the feminine and neuter, and words used in the singular shall include the plural. Section headings as used herein are inserted solely for convenience and reference and constitute no part of the interpretation or construction of the Plan.

7.15 **Governing Law**

The Plan shall be interpreted, construed and constructed in accordance with the laws of the State of Texas without regard to its conflicts of law provisions, except as may be superseded by applicable laws of the United States.

# Sanders Morris Harris Group Inc.
## THE BOARD OF DIRECTORS SOLICITS THIS PROXY FOR THE
## ANNUAL MEETING OF SHAREHOLDERS
## TO BE HELD ON MAY 30, 2002

**Proxy for Annual Meeting of Shareholders May 30, 2002**

The undersigned shareholder of Sanders Morris Harris Group Inc. (the "Company") hereby appoints Robert E. Garrison II and Titus H. Harris, Jr., or either of them, the true and lawful attorneys, agents and proxies of the undersigned, each with full power of substitution, to vote on behalf of the undersigned at the Annual Meeting of Shareholders of the Company to be held at the Chase Center Auditorium, 601 Travis, Houston, Texas 77002, on Thursday, May 30, 2002, at 10:00 a.m., Houston Time, and at any adjournments of said meeting, all of the shares of the Company's common stock in the name of the undersigned or which the undersigned may be entitled to vote. Any proxy heretofore given by the undersigned with respect to such shares of the Company's common stock is hereby revoked.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted **FOR** the election of the nominees on the reverse side and **FOR** the amendment to our 1998 Incentive Plan to (1) increase the number of shares of the Company's common stock available for Incentive Awards (as defined in the plan) under the plan from the greater of 1,100,000 shares or 15% of the total number of shares of the Company's common stock from time to time outstanding to the greater of 4,000,000 shares or 25% of the total number of shares of the Company's common stock from time to time outstanding, (2) increase the maximum number of shares of the Company's common stock available for Incentive Stock Options (as defined in the plan) from 1,100,000 to 4,000,000, and (3) increase the maximum aggregate number of shares of the Company's common stock that may be granted or that may vest, as applicable, in any calendar year pursuant to any Incentive Award held by any individual Covered Employee (as defined in the plan) from 1,100,000 to 4,000,000.

**The Board of Directors recommends a vote FOR the nominees for director and a vote FOR the amendment to the Company's 1998 Incentive Plan.**

**PLEASE MARK, SIGN, DATE AND RETURN IN THE ENVELOPE ENCLOSED**

**(This Proxy must be dated and signed on the reverse side.)**

**(Continued From Other Side)**

**Proxy for Annual Meeting of Shareholders May 30, 2002**

**ELECTION OF DIRECTORS**

1. Nominees:

| | For | Withhold | | For | Withhold |
|---|---|---|---|---|---|
| 1. George L. Ball | ☐ | ☐ | 7. Nolan Ryan | ☐ | ☐ |
| 2. Donald R. Campbell | ☐ | ☐ | 8. Don A. Sanders | ☐ | ☐ |
| 3. Dan L. Duncan | ☐ | ☐ | 9. John H. Styles | ☐ | ☐ |
| 4. Robert E. Garrison II | ☐ | ☐ | 10. W. Blair Waltrip | ☐ | ☐ |
| 5. Titus H. Harris, Jr. | ☐ | ☐ | 11. Dan S. Wilford | ☐ | ☐ |
| 6. Ben T. Morris | ☐ | ☐ | | | |

**PROPOSAL**

Amendment to the Company's 1998 Incentive Plan to (1) increase the number of shares of the Company's common stock available for Incentive Awards (as defined in the plan) under the plan from the greater of 1,100,000 shares or 15% of the total number of shares of the Company's common stock from time to time outstanding to the greater of 4,000,000 shares or 25% of the total number of shares of the Company's common stock from time to time outstanding, (2) increase the maximum number of shares of the Company's common stock available for Incentive Stock Options (as defined in the plan) from 1,100,000 to 4,000,000, and (3) increase the maximum aggregate number of shares of the Company's common stock that may be granted or that may vest, as applicable, in any calendar year pursuant to any Incentive Award held by any individual Covered Employee (as defined in the plan) from 1,100,000 to 4,000,000.

☐ FOR ☐ AGAINST ☐ ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting or any adjournment or postponement thereof.

The undersigned hereby acknowledges receipt of the Notice of Annual Meeting of Shareholders, the Proxy Statement furnished with the notice, and the 2001 Annual Report.

Dated ____________________________, 2002

_______________________________________________

Shareholder's Signature

_______________________________________________

Signature if held jointly

Signature should agree with name printed hereon. If stock is held in the name of more than one person, EACH joint owner should sign. Executors, administrators, trustees, guardians and attorneys should indicate the capacity in which they sign. Attorneys should submit powers of attorney.

**PLEASE MARK, SIGN, DATE AND RETURN IN THE ENVELOPE ENCLOSED**